Exhibit 3

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada. For the full year ended December 31, 2015, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) combined to produce 435,718 gold ounces, 100.0 million pounds of copper and 1.9 million silver ounces. During the fourth quarter of 2015 the Company’s mine sites produced 131,719 gold ounces, 28.8 million pounds of copper and 0.5 million silver ounces.

New Gold’s production costs remained competitive compared to the broader gold mining space as New Gold had total cash costs(1) of $443 per gold ounce sold and all-in sustaining costs(1) of $809 per gold ounce sold in 2015. We believe New Gold continues to further establish itself as one of the lowest cost producers in the industry.

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FINANCIAL HIGHLIGHTS

New Gold maintains a strong liquidity position with total available liquidity of $595 million, comprised of $336 million in cash and cash equivalents and $184 million available for drawdown under the Company’s $300 million revolving credit facility, each as at December 31, 2015, and $75 million representing the second instalment of the deposit to be paid in connection with the Company’s stream agreement relating to the Rainy River project.

1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion & Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in the MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of the MD&A.
2.	As a result of lower than planned spot commodity prices throughout the first three quarters of 2015, the Company released a revised outlook range for total cash costs per ounce and all-in sustaining costs per ounce.
3.	Payment of the $75 million second instalment of the stream deposit is expected to be received in mid-2016, subject to certain conditions. Refer to the “Corporate Developments” section of this MD&A for more information.
4.	Of the $300 million credit facility, $115.9 million is utilized for letters of credit as at December 31, 2015.
5.	Adjusted cash generated from operations before changes in non-cash operating working capital in 2013 excludes $17.8 million of Rainy River acquisition expenses paid.

(in millions of U.S. dollars, except where noted)	2015	2014	2013
Operating information
Gold production (ounces)	435,718	380,136	397,688
Gold sales (ounces)	428,852	371,179	391,823
Average realized price ($/ounce)(1)	1,149	1,256	1,337
Total cash costs per gold ounce sold ($/ounce)(1)	443	312	377
All-in sustaining costs per gold ounce sold ($/ounce)(1)	809	779	899
Financial Information
Revenues	712.9	726.0	779.7
Net loss	(201.4)	(477.1)	(191.2)
Adjusted net (loss) earnings(1)	(10.9)	45.2	61.3
Cash generated from operations	262.6	268.8	171.9
Adjusted cash generated from operations before changes in non-cash operating working capital(1)	265.0	310.4	258.6
Cash and cash equivalents	335.5	370.5	414.4
Capital expenditures (sustaining capital) (1)	121.5	129.8	159.5
Capital expenditures (growth capital) (1)	268.0	149.5	129.8
Share Data
Loss per basic share ($)	(0.40)	(0.95)	(0.39)
Adjusted net (loss) earnings per basic share(1) ($)	(0.02)	0.09	0.13

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Contents

OPERATING HIGHLIGHTS	1
FINANCIAL HIGHLIGHTS	2
OUR BUSINESS	4
OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	11
CORPORATE SOCIAL RESPONSIBILITY	13
NEW GOLD’S INVESTMENT THESIS	15
OUTLOOK FOR 2016	16
KEY PERFORMANCE DRIVERS	17
FINANCIAL RESULTS	20
REVIEW OF OPERATING MINES	32
DEVELOPMENT AND EXPLORATION REVIEW	46
MINERAL RESERVES AND RESOURCES UPDATE	51
FINANCIAL CONDITION REVIEW	53
NON-GAAP FINANCIAL PERFORMANCE MEASURES	61
ENTERPRISE RISK MANAGEMENT	72
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	86
CONTROLS AND PROCEDURES	90
MINERAL RESERVES AND MINERAL RESOURCES	91
CAUTIONARY NOTES	97

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months and year ended December 31, 2015

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 17, 2016. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada. The Company’s principal operating assets consist of the New Afton gold-copper Mine in Canada (“New Afton”), the Mesquite gold Mine in the United States (“Mesquite”), the Peak Mines gold-copper Mine in Australia (“Peak Mines”) and the Cerro San Pedro gold-silver Mine in Mexico (“Cerro San Pedro”). In addition, New Gold’s principal development projects are its 100% owned Rainy River (“Rainy River”) and Blackwater (“Blackwater”) projects, both in Canada. In November 2015, New Gold announced that it completed the previously announced sale of its 30% interest of the El Morro project (“El Morro”) in Chile.

New Gold’s operating portfolio is diverse both geographically and in the range of commodities it produces. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs below the industry average. With a strong liquidity position, a simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS

OPERATING AND DEVELOPMENT HIGHLIGHTS

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Operating information
Gold (ounces):
Produced (1)	131,719	105,992	435,718	380,135	397,688
Sold (1)	133,005	104,224	428,852	371,179	391,823
Copper (millions of pounds):
Produced (1)	28.8	24.5	100.0	101.5	85.4
Sold (1)	25.5	25.5	92.9	97.6	82.6
Silver (millions of ounces):
Produced (1)	0.5	0.4	1.9	1.4	1.6
Sold (1)	0.5	0.4	1.8	1.4	1.6
Average realized price (1) (2):
Gold ($/ounce)	1,094	1,188	1,149	1,256	1,337
Copper ($/pound)	2.16	2.92	2.42	3.02	3.24
Silver ($/ounce)	14.44	15.73	15.38	18.86	23.16
Total cash costs per gold ounce sold ($/ounce) (2)(3)	389	414	443	312	377
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	613	845	809	779	899
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	580	695	661	675	712
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	737	957	903	952	1,042
Proven and Probable Reserves as at December 31(4)
Gold (thousands of ounces)	14,985	17,646	14,985	17,646	18,538
Copper (millions of pounds)	1,194	2,821	1,194	2,821	2,953
Silver (millions of ounces)	75.5	82.0	75.5	82.0	90.1
Measured and Indicated Resources as at December 31(4)
Gold (thousands of ounces)	6,659	7,807	6,659	7,807	9,134
Copper (millions of pounds)	1,065	1,728	1,065	1,728	1,552
Silver (millions of ounces)	34.5	36.0	34.5	36.0	35.0

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenues. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended December 31, 2015 would be $7.65 per silver ounce (2014 – $9.12) and $1.30 per pound of copper (2014 -$1.86) and co-product all-in sustaining costs for the three months ended December 31, 2015 would be $9.72 per silver ounce (2014 - $12.60) and $1.61 per pound of copper (2014 - $2.51). For the year ended December 31, 2015 co-product total cash costs would be $8.84 per silver ounce (2014 - $9.96) and $1.55 per pound of copper (2014 - $1.77) and co-product all-in sustaining costs for the year ended December 31, 2015 would be $12.12 per silver ounce (2014 -$14.12) and $2.06 per pound of copper (2014 - $2.43).
4.	Measured and Indicated Mineral Resources are exclusive of Mineral Reserves and calculated in accordance with CIM standards as required under National Instrument 43-101. For a breakdown of Mineral Reserves and Mineral Resources by category and additional information relating to Mineral Reserves and Mineral Resources and related key assumptions and parameters, refer to the the “Mineral Reserves and Mineral Resources” section of this MD&A. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an officer of the Company.

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Gold production for the year ended December 31, 2015 increased by 15% compared to the prior year, with 435,718 gold ounces produced compared to 380,135 ounces. The Company’s 2015 gold production exceeded the high end of the Company’s guidance range of 390,000 to 430,000 ounces. The increase was driven by higher gold production at New Afton, Mesquite, and Cerro San Pedro. The Peak Mines’ 2015 gold production was within its guidance range for the full year, however, was below prior-year production as expected. Mesquite’s 2015 production increased by 26% when compared to 2014, significantly exceeding its guidance range for the full year. New Afton’s 2015 gold production remained consistent with 2014 as a planned 6% increase in mill throughput offset an expected decrease in gold grade. As planned, Cerro San Pedro’s 2015 production increased by 51% when compared to 2014. The increase in annual production was driven by a 66% increase in ore tonnes placed on the leach pad as mining activity in the prior year was primarily focused on waste stripping.

Gold production for the fourth quarter of 2015 increased by 24% compared to the prior-year period with 131,719 gold ounces produced compared to 105,992 ounces. The significant increase in quarterly gold production compared to the prior-year period was a result of higher production at all operating mines. Production increases at Mesquite were driven by an increase in the number of ore tonnes being mined and placed on the leach pad and faster process recoveries resulting from the Company’s investment in the leach pad expansion. These factors combined to deliver Mesquite’s highest quarterly production since the first quarter of 2012. Production at Cerro San Pedro benefitted from not only the mine’s strong operating performance during the fourth quarter, but also the increase in ore mined and placed on the leach pad throughout 2015. Production at New Afton increased relative to the prior-year period due primarily to a 12% increase in mill throughput, as well as increases in gold grade and recovery. As planned, fourth quarter gold production at the Peak Mines was the highest of the year as the team continued to deliver steady quarter-over-quarter increases in production after the mine experienced geotechnical challenges in March of 2015. These factors combined to deliver the Company’s highest quarterly production to date.

Gold sales were 428,852 ounces for the year ended December 31, 2015, compared to 371,179 ounces in the prior year. For the fourth quarter of 2015, 133,005 ounces of gold were sold compared to 104,224 ounces in the prior-year period. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced.

Copper production for the year ended December 31, 2015 was 100.0 million pounds compared to 101.5 million pounds produced in the prior year. Copper production was at the low end of the Company’s 2015 guidance range of 100 to 112 million pounds. New Afton’s 2015 copper production was in line with the prior year, as lower copper grade was offset by higher copper recovery and increased throughput levels. Copper production at Peak Mines decreased by 18% when compared to the prior year due to lower copper grade and recovery. Copper production for the fourth quarter of 2015 was 28.8 million pounds compared to 24.5 million pounds in the prior-year period.

Copper sales were 92.9 million pounds for the year ended December 31, 2015 compared to 97.6 million pounds in the prior year. Copper sales volumes were lower than the prior year primarily due to the timing of sales at the end of the period, which resulted in a difference between pounds sold and pounds produced. Copper sales were 25.5 million pounds for the fourth quarter of 2015, which is consistent with the 25.5 million pounds sold in the prior-year period.

Silver production for the year ended December 31, 2015 was 1.9 million ounces, which was within the guidance range of 1.8 to 2.0 million ounces. Silver production was higher than prior-year production of 1.4 million ounces. This increase was primarily attributed to the second half of 2015. Silver production at Cerro San Pedro benefitted from the additional ore tonnes placed on the leach pad throughout 2015. Silver production for the fourth quarter of 2015 increased to 0.5 million ounces from the prior-year period production of 0.4 million ounces.

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Total cash costs per gold ounce sold, net of by-product sales, were $443 per ounce for the year ended December 31, 2015, compared to $312 per ounce in the prior year. Total cash costs per gold ounce sold were higher than the Company’s 2015 guidance range but within the Company’s third quarter outlook range. The increase in cash costs relative to the prior year was primarily driven by lower copper by-product revenue from lower average realized copper prices. This was partially offset by weakening foreign currency exchange rates in certain jurisdictions where the Company operates, relative to the U.S. dollar. Total cash costs per gold ounce sold for the fourth quarter of 2015, net of by-product sales, were $389 per ounce compared to $414 per ounce in the prior-year period. The decrease in cash costs for the quarter was primarily driven by the Company’s strong overall performance in the fourth quarter of 2015.

All-in sustaining costs per gold ounce sold were $809 per ounce for the year ended December 31, 2015, compared to $779 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were higher than the Company’s 2015 guidance range but lower than the Company’s third quarter outlook range. Increased cash costs were partially offset by decreased sustaining capital expenditures. All-in sustaining costs per gold ounce sold for the fourth quarter of 2015 were a record low $613 per ounce, compared to $845 per ounce in the prior-year period. This decrease was also driven by the Company’s strong overall performance in the fourth quarter of 2015.

During the year ended December 31, 2015 capital expenditures on the Rainy River project totaled $245.5 million, compared to $80.5 million in the prior year. The increased activity during the year resulted in the project team achieving many significant milestones and project advancements; notably, the completion of detailed engineering, the completion of the temporary accommodation facility, the commencement of major earthworks and concrete placement, relocation of Highway 600 and receipt and assembly of the initial mine fleet. For a detailed project update please refer to the “Development and Exploration Review” section of this MD&A.

The Company has continued its exploration success at Peak Mines. The Company’s 2015 exploration efforts have resulted in the discovery of two new zones of polymetallic mineralization, Chronos and Anjea, both located immediately adjacent to current and past-producing ore deposits within Peak Mines’ main nine-kilometre long mine corridor. Chronos is a zone of gold-silver-copper-lead-zinc mineralization located directly above the Perseverance ore body which is currently in production and adjacent to the Peak Mines mill. Anjea is a zone of copper-gold-silver-lead-zinc mineralization located adjacent to the historic Great Cobar mine and approximately nine kilometres north of the Peak Mines mill. As the 2015 year-end Mineral Reserves and Resources estimate is based on drilling completed through the end of the third quarter of 2015, the results of drilling during the fourth quarter of 2015 will be incorporated into future Mineral Resource estimates to be completed in 2016.

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FINANCIAL HIGHLIGHTS

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
FINANCIAL INFORMATION
Revenues	199.0	188.1	712.9	726.0	779.7
Operating margin (1)	82.6	65.0	293.3	314.9	344.2
Earnings from mine operations	8.5	5.4	52.6	97.3	166.8
Net loss	(9.5)	(431.9)	(201.4)	(477.1)	(191.2)
Adjusted net earnings (loss) (1)	2.6	13.4	(10.9)	45.2	61.3
Cash generated from operations	84.9	69.9	262.6	268.8	171.9
Adjusted cash generated from operations before changes in non-cash operating working capital (1)	76.5	69.8	265.0	310.4	258.6
Capital expenditures (sustaining capital) (1)	21.3	36.3	121.5	129.8	159.5
Capital expenditures (growth capital) (1)	148.3	52.4	268.0	149.5	129.8
Total assets	3,675.5	3,881.8	3,675.5	3,881.8	4,202.3
Cash and cash equivalents	335.5	370.5	335.5	370.5	414.4
Long-term debt	787.6	874.3	787.6	874.3	862.5

Share Data
Loss per share:
Basic ($)	(0.02)	(0.86)	(0.40)	(0.95)	(0.39)
Diluted ($)	(0.02)	(0.86)	(0.40)	(0.95)	(0.39)
Adjusted net earnings (loss) per basic share ($) (1)	0.01	0.03	(0.02)	0.09	0.13
Share price as at December 31 (TSX – Canadian dollars)	3.22	4.99	3.22	4.99	5.56
Weighted average outstanding shares (basic) (millions)	509.3	503.9	509.0	503.9	488.0

1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net (loss) earnings, adjusted net (loss) earnings per basic share, capital expenditures (sustaining and growth) and adjusted cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $712.9 million for the year ended December 31, 2015, compared to $726.0 million in the prior year. The $13.1 million, or 2%, decrease in revenue for the year ended December 31, 2015 was attributable to the net impact of a $105.7 million decrease driven by lower metal prices which was offset by a $65.3 million increase in metal sales volumes and a non-cash charge of $27.3 million related to the monetization of the Company’s legacy hedge position as it was realized into income from other comprehensive income over the original term of the hedge contract in the prior year. The average realized prices for the year ended December 31, 2015 were $1,149 per gold ounce, $2.42 per pound of copper and $15.38 per silver ounce, compared to $1,256 per gold ounce, $3.02 per pound of copper and $18.86 per silver ounce in the prior-year period.

Revenue was $199.0 million for the fourth quarter of 2015, compared to $188.1 million in the prior-year period. The $10.9 million, or 6%, increase in revenue for the fourth quarter of 2015 was attributed to the net impact of a $36.2 million increase in metals sales volumes and a non-cash charge of $6.8 million related to the monetization of the Company’s legacy hedge position as it was realized into income from other comprehensive income over the original term of the hedge contract in the prior-year period which was offset by a $32.1 million decrease driven by lower metal prices. The average realized prices for the fourth quarter of 2015 were $1,094 per gold ounce, $2.16 per pound of copper and $14.44 per silver ounce, compared to $1,188 per gold ounce, $2.92 per pound of copper and $15.73 per silver ounce in the prior-year period.

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Earnings from mine operations were $52.6 million for the year ended December 31, 2015, compared to $97.3 million in the prior year. The decrease in earnings from mine operations was attributed primarily to lower average realized metal prices and higher depreciation and depletion, which was partially offset by increased gold and silver sales volumes. The Company’s total production expenses (operating expenses before production expenses capitalized and change in inventory and work-in-progress as per Note 5 of the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014) have decreased from the prior year as a result of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar and the company’s ongoing cash flow optimization initiatives.

Earnings from mine operations were $8.5 million for the fourth quarter of 2015, compared to $5.4 million in the prior-year period. Increased gold and silver sales volumes were only partially offset by lower average realized metal prices and higher depreciation and depletion. Additionally, the Company’s total production expenses have decreased from the prior-year period primarily as a result of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar and the company’s ongoing cash flow optimization initiatives. The increase in earnings from mine operations was due to the Company’s overall strong performance in the fourth quarter of 2015.

The Company’s net loss was $201.4 million or $0.40 per basic share for the year ended December 31, 2015, compared to a net loss of $477.1 million or $0.95 per basic share in the prior year. The net loss was impacted by the change in earnings from mine operations as noted above. In addition, the Company recognized an after-tax impairment charge in the current year of $14.1 million relating to Peak Mines and an inventory write-down of $12.5 million relating to Cerro San Pedro. The prior year included after-tax impairment charges of $393.8 million, of which $334.7 million was related to Blackwater, $59.1 million was related to Cerro San Pedro and $10.4 million was related to an inventory write-down primarily at Cerro San Pedro.

During the year ended December 31, 2015 a loss on disposal of the Company’s 30% interest in the El Morro project of $98.8 million ($180.3 million included in other gains and losses less associated tax recovery of $81.5 million) was included in net loss. Please refer to the “Corporate Developments” section of this MD&A for further details on this transaction.

Other gains and losses also included a foreign exchange loss of $98.2 million for the year ended December 31, 2015. The foreign exchange loss is primarily due to the loss on translation of the non-monetary assets and liabilities denominated in currencies other than the U.S. dollar.

The Company’s net loss was $9.5 million or $0.02 per basic share for the fourth quarter of 2015, compared to $431.9 million or $0.86 per basic share in the prior-year period. The decrease in net loss was primarily driven by the Company’s overall strong performance in the fourth quarter of 2015 and a larger after-tax impairment loss being recognized in the prior-year period, as discussed above.

Adjusted net loss for the year ended December 31, 2015 was $10.9 million or $0.02 per basic share, compared to adjusted net earnings of $45.2 million or $0.09 per basic share in the prior year. Adjusted net loss was impacted by the change in earnings from mine operations, as noted above, and increased finance costs as capitalized interest is no longer applied to the Blackwater project. These changes were partially offset by decreased corporate administration and exploration costs. The adjusted net earnings for the fourth quarter of 2015 were $2.6 million or $0.01 per basic share, compared to adjusted net earnings of $13.4 million or $0.03 per basic share in the prior-year period.

Cash generated from operations for the year ended December 31, 2015 was $262.6 million compared to $268.8 million in the prior year. The negative impact to cash flow due to lower metal prices was partially offset by an increase in gold and silver sales volume, changes in non-cash operating working capital and a decrease in corporate administration and

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exploration and business development expenses. Net cash generated from operations for the fourth quarter of 2015 was $84.9 million, increasing from the prior-year period of $69.9 million.

Cash and cash equivalents were $335.5 million as at December 31, 2015 compared to $370.5 million as at December 31, 2014. Cash generated from operations for the year ended December 31, 2015 of $262.6 million and cash generated by financing activities of $45.7 million (which includes the first instalment of the gold stream obligation deposit, net of financing initiation costs, of $97.6 million and interest paid of $52.3 million) was offset by cash used in investing activities of $324.5 million (which includes $121.5 million of sustaining capital expenditures, $268.0 million of growth capital expenditures, primarily on the Rainy River project, and after-tax net cash proceeds of $62.4 million relating to the sale of the Company’s 30% interest in the El Morro project) and $18.8 million due to the impact of foreign exchange on cash and cash equivalents.

On July 20, 2015 the Company announced that it had entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Royal Gold paid the first $100 million of the deposit concurrent with entering into the transaction. Please refer to the “Corporate Developments” section of this MD&A for further details on this transaction.

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CORPORATE DEVELOPMENTS

New Gold’s strategy is to continue strong operational execution at its current assets while pursuing disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing long-term shareholder value. New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On July 20, 2015 New Gold announced that the Company had entered into a $175 million streaming agreement with Royal Gold. Under the terms of the agreement, Royal Gold will provide New Gold with a deposit of $175 million, to be used for the ongoing development of the Company’s Rainy River project, in exchange for a percentage of the annual gold and silver production from the project.

Streaming agreement Highlights Include:

Upfront Deposit

•     Royal Gold to provide New Gold with a $175 million deposit for the development of the Company’s Rainy River project

o  $100 million paid at signing with the remaining $75 million to be paid when 60% of the project development capital has been spent (subject to customary conditions precedent); expected to be in mid-2016

Gold and Silver Stream Percentage

•     New Gold to deliver 6.50% of the project’s gold production up to a total of 230,000 ounces of gold, and 3.25% of the project’s gold production thereafter

•     New Gold to deliver 60% of the project’s silver production up to a total of 3.1 million ounces of silver, and 30% of the project’s silver production thereafter

Ongoing Cash Purchase Price

•     In addition to the upfront deposit, Royal Gold to pay New Gold 25% of the spot gold or silver price at the time each ounce of gold or silver is delivered under the stream

The gold and silver stream will cover future production from New Gold’s current Rainy River land package, plus an additional two-kilometre area of interest, but excluding any potential future mineralization discovered on New Gold’s Off Lake exploration claims located to the northeast of the Rainy River deposit.

On November 24, 2015 New Gold completed the sale of its 30% interest in the El Morro project to a subsidiary of Goldcorp Inc. (“Goldcorp”). In exchange for the Company’s 30% interest, New Gold received $62.4 million in cash ($90 million less withholding taxes and transaction costs) and the Company’s $94.5 million carried funding loan payable was cancelled. In addition, New Gold will receive a 4% gold stream on gold production from the El Morro property. The transaction provides New Gold with increased financial flexibility, strengthens the balance sheet and enables the Company to maintain exposure to El Morro’s significant gold reserves and ongoing exploration potential.

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KEY TRANSACTION HIGHLIGHTS

$62.4 million net cash consideration

•     $62.4 million, net of applicable withholding taxes and transaction costs, were received at close of the transaction in the fourth quarter of 2015

4% stream on gold production from the El Morro property

•     4% stream on life-of-project gold production from the 417 square kilometre El Morro property

•     El Morro’s currently estimated gold Mineral Reserves – 599 million tonnes at an average gold grade of 0.46 grams per tonne, totalling 8.9 million ounces

•     New Gold to pay fixed $400 per ounce on the first 217,000 ounces of gold delivered as part of the stream

$94 million carried funding loan cancelled

•     New Gold will no longer be obligated to repay the $94 million in debt that Goldcorp (and previous joint venture partners) funded on the Company’s behalf

In conjunction with the transaction, Goldcorp and Teck Resources Limited (“Teck”) have combined their respective El Morro and Relincho projects into a 50/50 joint venture with the interim name of Project Corridor. Based on the results of the Project Corridor Preliminary Economic Assessment, when ore is sourced from El Morro, gold production is expected to average over 400,000 ounces per year which would enable New Gold to purchase over 16,000 ounces of gold per year at $400 per ounce.

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CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry leading practices in the areas of environmental stewardship and community engagement and development. The Company is proud to have been listed in the Maclean’s/Sustainalytics – Top 50 Socially Responsible Corporations in Canada and in the “Future 40 Most Responsible Corporate Leaders in Canada” by Corporate Knights for the second consecutive year.

Environmental and community HIGHlights for 2015

•     “Top Five Environmental and Social Responsibility (“ESR”) Risks” were reviewed and audited at Mesquite, Rainy River and Cerro San Pedro.

•     New Afton hosted a visit by the Company’s Independent Tailings Review Board, a group of independent experts that provides comments on the adequacy of all aspects of design and operation of tailings storage facilities.

•     Cerro San Pedro completed the 2015 reforestation campaign in the community of Monte Caldera. Cerro San Pedro continues to work with communities as we move toward closure by supporting an entrepreneurship program, including a local fair to encourage small business.

•     Peak completed the modelling for reclamation trials of the tailings storage facility.

•     Rainy River continues to work with local communities and First Nations and other Aboriginal partners during the project’s construction phase.

•     New Afton participated in First Nations career fairs and implemented the Stk’emlúpsemc te Secwépemc Nation Job Readiness Program providing career coaching and specialist training.

Environmental and community Targets for 2016

•     Conduct Independent Tailings Review Board meetings for our Canadian operations and projects.

•     Review the ESR material risk management process.

•     Review and standardize management of change processes across all operations.

•     Develop a corporate strategy for maximizing local procurement and employment.

As a participant and supporter of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. New Gold believes that its people are its most valued assets. The Company strives to create a culture of inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and acceptance in worker-to-worker relationships. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to

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commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use or to an alternative land use determined through consultation with local stakeholders.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. New Gold aims to foster open communication with local residents and community leaders and strives to partner in the long-term sustainability of those communities. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

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NEW GOLD’S INVESTMENT THESIS

Our primary focus is the exploration, development and operation of our portfolio of gold producing assets. We currently have an established foundation, with our four producing assets providing us with the cash flow that should position us to grow the business as we further explore and develop our exciting development projects. As we deliver on what we believe is an industry-leading organic growth profile, we intend to remain focused on the following key strengths that have helped New Gold become a leading intermediate producer.

PORTFOLIO OF ASSETS IN TOP-RATED JURISDICTIONS	New Gold has a diverse portfolio of assets. Operating assets consist of New Afton in Canada, Mesquite in the United States, Peak Mines in Australia and Cerro San Pedro in Mexico. Significant development projects include Rainy River and Blackwater in Canada. All assets are located in jurisdictions that have been ranked in the top five mining jurisdictions based on the Behre Dolbear Report “2015 Ranking of Countries for Mining Investment”. In 2015, 40% of our revenue was generated from Canada, 21% from the United States, 20% from Mexico and 18% from Australia, and over 85% of our gold reserves are located in Canada.

INVESTED AND EXPERIENCED TEAM	New Gold has an invested and experienced executive management team and Board of Directors with extensive mining sector knowledge, a successful track record of identifying and developing mines and significant experience in leading successful mining companies. Our Board of Directors provides valuable stewardship and includes individuals with a breadth of knowledge across the mining sector that the Company believes provides New Gold with a distinct competitive advantage.

AMONG LOWEST- COST PRODUCERS WITH ESTABLISHED TRACK RECORD	New Gold has a portfolio of mines that have a history of delivering on consolidated Company guidance. In 2015, New Gold exceeded its production guidance at low costs which enable us to generate robust margins. New Gold produced 435,718 gold ounces at total cash costs of $443 per gold ounce sold net of by-product sales and all-in sustaining costs of $809 per gold ounce sold net of by-product sales. New Gold’s costs continue to be well below the industry average.

PEER-LEADING GROWTH PIPELINE

In addition to our operating mines, we have development potential that significantly enhances our production base and growth profile. As at December 31, 2015, the Rainy River project contains Proven and Probable Mineral Reserves of 3.8 million gold ounces and 9.4 million silver ounces and the Blackwater project contains Proven and Probable Mineral Reserves of 8.2 million gold ounces and 60.8 million silver ounces. Please refer to the “Mineral Reserves and Mineral Resources” section of this MD&A for further details

A HISTORY OF VALUE CREATION	Since the middle of 2008, New Gold has grown through the acquisition of largely single asset companies which has further strengthened the Company. In 2015, New Gold completed two strategic corporate development initiatives with the sale of a Rainy River stream and the sale of the Company’s 30% interest in El Morro. These two transactions collectively increased the Company’s liquidity position by approximately $235 million and eliminated $94 million of debt. The experience of our management team and Board of Directors has allowed the Company to be opportunistic in its corporate development initiatives. In addition, New Gold continues to look for opportunities to organically increase the value of each of its operations.

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OUTLOOK FOR 2016

	Gold Production	Copper Production	Silver Production(3)	Total Cash Costs(1) (2)	All-in Sustaining Costs(1) (2)
	(thousands of ounces)	(millions of pounds)	(millions of ounces)	(per gold ounce sold)	(per gold ounce sold)
New Afton	90 - 100	75 - 85	-	($335) - ($295)	$95 - $135
Mesquite	130 - 140	-	-	$590 - $630	$1,015 - $1,055
Peak Mines	80 - 90	6 – 8	-	$800 - $840	$1,020 - $1,060
Cerro San Pedro	60 - 70	-	1.3 - 1.5	$755 - $795	$765 - $805
Total	360 - 400	81 - 93	1.6 - 1.8	$435 - $475	$825 - $865
1.	Net of by-product silver and copper revenues.
2.	For details on the key assumptions, which apply to all 2016 and 2017 production and cost guidance contained in this MD&A, refer to “Total Cash Costs and All-in Sustaining Costs per Gold Ounce Sold” below.
3.	New Afton and the Peak Mines are expected to contribute a total of approximately 0.3 million ounces of silver production in 2016.

Production

New Gold's 2016 consolidated gold production is expected to decrease relative to the prior year as a result of the planned transition of Cerro San Pedro from active mining to residual leaching. Gold production at the Company's other three operations should remain in line with 2015 production. Copper production is expected to decrease as a result of lower copper production at New Afton and the Peak Mines. At New Afton, the decrease in production is a result of lower copper grade. At the Peak Mines, given current gold and copper prices, the team is focused on mining and processing the mine's relatively higher grade gold stopes while reducing the overall tonnes mined in light of the geotechnical challenges experienced in 2015. Consolidated silver production is scheduled to remain in line with the prior year.

Total Cash Costs and All-in Sustaining Costs per Gold Ounce Sold

The Company’s 2016 total cash costs are expected to remain in line with the $443 per ounce achieved in 2015, despite the expected decrease in by-product revenues resulting from lower assumed copper and silver prices and lower expected copper production. This is offset by of the expected benefits from the continued implementation of cost savings initiatives across the Company’s sites as well as the continued depreciation of the Canadian and Australian dollars and lower diesel prices.

New Gold’s 2016 total sustaining costs, including sustaining capital, exploration, general and administrative and amortization of reclamation expenditures, are expected to decrease by approximately $10 million, or 6%, relative to the prior year. However, as the company’s sustaining costs are forecast to be allocated across a lower gold production base, New Gold’s 2016 all-in sustaining costs are expected to increase by approximately $35 per ounce when compared to the $809 per ounce delivered in 2015. In 2016, Mesquite, the Peak Mines and Cerro San Pedro are expected to deliver production at lower all-in sustaining costs.

New Gold’s by-product pricing assumptions for 2016 of $2.00 per pound of copper and $14.00 per ounce of silver are in line with current spot prices and below the average prices realized in 2015 of $2.42 per pound of copper and $15.38 per ounce of silver. The 2016 assumptions for the Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.40, $1.40 and MXN18.00 to the U.S. dollar, respectively, are also consistent with spot exchange rates and compare to 2015 actual average exchange rates of $1.28, $1.33 and MXN15.88 to the U.S. dollar, respectively.

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It is estimated that changes in key base assumptions would have the following approximate impact on cost per ounce:

Category	Copper Price	Silver Price	CAD/USD	AUD/USD	MXN/USD
Base Assumption	$2.00	$14.00	$1.40	$1.40	$18.00
Sensitivity	+/- $0.25	+/- $1.00	+/- $0.05	+/- $0.05	+/- $1.00
Cost Per Ounce Impact
New Afton	+/-$210	-	+/-$55	-	-
Mesquite	-	-	-	-	-
Peak Mines	+/-$20	-	-	+/-$35	-
Cerro San Pedro	-	+/-$20	-	-	+/-$30
Total	+/-$55	+/-$5	+/-$20	+/-$10	+/-$5

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 435,718 gold ounces for the year ended December 31, 2015, compared to 380,135 gold ounces in the prior year. Production was 131,719 gold ounces during the fourth quarter of 2015, compared to 105,992 gold ounces in the prior-year period.

For the year ended December 31, 2015, total cash costs and all-in sustaining costs, net of by-product sales, were $443 and $809 per gold ounce sold, respectively. For the year ended December 31, 2014, total cash costs and all-in sustaining costs, net of by-product sales, were $312 and $779 per gold ounce sold, respectively.

Total cash costs and all-in sustaining costs for the fourth quarter of 2015, net of by-product sales, were $389 and $613 per gold ounce sold, respectively. Total cash costs and all-in sustaining costs for the fourth quarter of 2014, net of by-product sales, were $414 and $845 per gold ounce sold, respectively.

Commodity Prices

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Gold Prices

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the year ended December 31, 2015, New Gold’s average realized gold price was $1,149 per ounce compared to the LBMA p.m average gold price of $1,160 per ounce. For the fourth quarter of 2015, New Gold’s average realized gold price was $1,094 per ounce, compared to the LBMA p.m average gold price of $1,104 per ounce. New Gold achieved a lower realized gold price compared to the LBMA p.m average primarily as a result of provisionally priced sales settling in the fourth quarter at a lower price than recorded in previous months and the mark-to-market of unsettled ounces at the end of the year.

As a low cost producer, we believe New Gold is in a strong position to operate both in a low gold price environment and to take advantage of higher gold prices through the Company’s existing operations and growth projects.

Copper Prices

For the year ended December 31, 2015, New Gold’s average realized copper price was $2.42 per pound, compared to the average London Metals Exchange copper price of $2.50 per pound. For the fourth quarter of 2015, New Gold’s average realized copper price was $2.16 per pound, compared to the average London Metals Exchange copper price of $2.22 per pound. The realized copper price was slightly less than the market price during the fourth quarter due to variations in quotational period prices paid to customers.

Silver Prices

For the year ended December 31, 2015, New Gold had an average realized silver price of $15.38 per ounce compared to the LBMA p.m. average silver price of $15.70 per ounce. For the fourth quarter of 2015, New Gold had an average realized silver price of $14.44 per ounce compared to the LBMA p.m average silver price of $14.76 per ounce. The average realized silver price was lower than the market price due to the timing of sales.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while revenues are predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, the Rainy River project and the Blackwater project, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar weakened against the U.S. dollar by approximately 2% in the fourth quarter of 2015 and weakened by approximately 14% during the year ended December 31, 2015. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of the capital costs are denominated in Canadian dollars.

The Australian dollar weakened against the U.S. dollar by approximately 1% in the fourth quarter of 2015 and weakened by approximately 16% during the year ended December 31, 2015. A weaker Australian dollar decreases costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines.

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The Mexican peso weakened against the U.S. dollar by approximately 2% in the fourth quarter of 2015 and weakened by approximately 17% during the year ended December 31, 2015. A significant portion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not a significant driver of U.S. dollar-denominated costs.

For an analysis of the impact of foreign exchange fluctuations on operating costs during the year ended December 31, 2015 and the fourth quarter of 2015 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro.

Economic Outlook

The gold price declined by approximately 12% during the year and by approximately 5% during the quarter. The main influence on gold prices through the year was the anticipation that the Federal Reserve would start to increase interest rates for the first time in many years, which eventually occurred in December. However, subsequent economic data has been varied and global markets have been extremely volatile, with the result that the pace of interest rate rises is now expected to be more gradual than previously assumed. This has provided support for gold and allowed the gold price to begin 2016 on a strong footing. As a low cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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FINANCIAL RESULTS

Summary of Annual Financial Results

Revenue

Revenue for the year ended December 31, 2015 was $712.9 million compared to $726.0 million in the prior year. The $13.1 million, or 2%, decrease in revenue for the year ended December 31, 2015 was attributable to the net impact of a $105.7 million decrease driven by lower metal prices which was offset by a $65.3 million increase in metal sales volumes and a non-cash charge of $27.3 million related to the monetization of the Company’s legacy hedge position as it was realized into income from other comprehensive income over the original term of the hedge contract in the prior year. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

Operating expenses were $419.6 million in the year ended December 31, 2015 compared to $411.1 million in the prior year. The Company’s total production costs (operating expenses before production expenses capitalized and change in inventory and work-in-progress as per Note 5 of the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014) have decreased to $471.7 million from $513.8 million in the prior year. The reduction in New Gold’s consolidated production costs reflects the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar and the benefit of the Company’s newly formed Business Improvement function, highlighted by mine plan and cash flow optimization efforts.  The Business Improvement projects implemented aim to consider all key operating costs, mine and mill efficiencies, in addition to appropriate capital deferrals and working capital benefits. Refer to the “Review of Operating Mines” section of this MD&A for more details.

Depreciation and depletion

Depreciation and depletion was $240.7 in the year ended December 31, 2015 compared to $217.6 million in the prior year. The increase was primarily a result of increased gold production and the related impact on depreciation and depletion, as a significant portion of the Company’s capital assets are depleted using the units-of-production depletion method.

Earnings from mine operations

Earnings from mine operations for 2015 were $52.6 million compared with $97.3 million in the prior year. The combination of higher depreciation and lower realized metal prices and copper sales volumes was only partially offset by higher gold sales volumes.

Corporate administration and share-based payment expenses

Corporate administration costs were $20.4 million in the year ended December 31, 2015, compared to $25.4 million in the prior year. These costs were positively impacted by the weaker Canadian dollar as the Company’s corporate office is located in Toronto, Canada.

During the year, the Company recognized a provision of $3.0 million for relocation, severance and career transition costs related to the Company’s plans to consolidate its head office.

Share-based compensation costs were $7.3 million in the year ended December 31, 2015, consistent with the $7.5 million recognized in the prior year.

Exploration and business development

Exploration and business development expense was $6.5 million in the year ended December 31, 2015, compared to $11.8 million in the prior year. The current year included a refundable tax credit of $1.4 million at Blackwater related to the British Columbia Mining Exploration Tax Credit and was also impacted by reduced exploration activity at Blackwater and reduced infill drilling activity at Mesquite as compared to the prior year. Expensed exploration in the current period was

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primarily incurred at Peak Mines and the Blackwater project. The prior year included expensed exploration costs at Mesquite, Peak Mines and the Blackwater project. Exploration costs at the Rainy River project were capitalized to mineral interest in both current and prior years.

Capitalized exploration costs were $5.1 million for the year ended December 31, 2015 compared to $21.5 million in the prior year. Capitalized exploration was incurred at the Rainy River project and Peak Mines in the current year and Rainy River, Peak Mines and New Afton in the prior year. The decrease in capitalized exploration costs was due to reduced exploration activity at New Afton and a reduction in resource delineation at the Rainy River project as compared to the prior year.

Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

Other gains and losses

The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives

For the year ended December 31, 2015, the Company recorded a gain of $14.2 million compared to a gain of $8.5 million in the prior year relating to share purchase warrants. The Company’s functional currency is the U.S. dollar, however, the share purchase warrants are denominated in Canadian dollars and are therefore treated as a derivative liability. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Loss on disposal of the El Morro project

On November 24, 2015 the Company completed the sale of its 30% interest in the El Morro project to Goldcorp in exchange for $62.2 million in cash ($90 million net of applicable withholding taxes and transaction costs), a 4% stream on gold production from the El Morro property (valued at $32.0 million) and the cancellation of the Company’s $94.5 million carried funding loan. New Gold incurred $2.4 million of transaction costs in connection with the sale which were expensed. Included in net loss is a loss on disposal of $98.8 million ($180.3 million included in other gains and losses less associated tax recovery of $81.5 million). Please refer to the “Corporate Developments” section of this MD&A for further details on this transaction.

Gold stream obligation

During the third quarter of 2015 the Company entered into a $175 million streaming agreement which was classified as a derivative liability. The derivative liability is revalued at each period end. Adjustments as a result of changes in the Company’s own credit risk are recorded in the statement of other comprehensive income. Gains and losses related to changes in the risk free interest rate, expected ounces to be delivered, future metal prices and accretion due to the passage of time are recorded in other gains and losses. For the year ended December 31, 2015, the Company had an unrealized gain on the revaluation of the derivative instrument of $6.2 million included within other gains and losses and an unrealized gain of $21.2 million included within other comprehensive income related to the change in the risk adjusted discount rate used to value this obligation. The Company also incurred transaction costs of $2.4 million related to the streaming agreement, which are included in other gains and losses. Please refer to the “Corporate Developments” section of this MD&A for further details on this transaction.

Foreign exchange

For the year ended December 31, 2015, the Company recognized a foreign exchange loss of $98.2 million compared to a loss of $47.5 million in the prior year. Movements in foreign exchange are due to the revaluation of the monetary assets

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and liabilities at the balance sheet date and the depreciation of both the Canadian and Australian dollars compared to the U.S. dollar in the period.

Income tax

Income and mining tax recovery in the year ended December 31, 2015 was $106.9 million compared to a tax expense of $67.6 million in the prior-year period, reflecting an effective tax rate of 35% in 2015 compared to 17% in 2014. The primary reason for a higher unadjusted effective tax rate is the impact of a lower Chilean income tax rate of 22.5% applicable on the sale of the Company’s 30% interest in the El Morro project against 35% in the prior periods.  In addition, the unadjusted effective tax rate was higher due to the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. In the year ended December 31, 2015 the Company recorded a foreign exchange expense of $24.2 million on the deferred tax related to foreign exchange on non-monetary assets and liabilities as compared to $2.1 million in the prior year. The effect on the tax rate is higher in the year ended December 31, 2015, primarily as a result of the stronger U.S. dollar.

For 2015, the Company did not recognize a deferred tax asset in Mexico of $19.8 million ($34.0 million for 2014) as it cannot meet the more likely than not criteria for recognizing the asset. Additionally, the Company reassessed the deferred tax asset with respect to Alternate Minimum Tax (“AMT”) credits and only recognized the deferred tax asset that meets the more likely than not recognition criteria at its U.S. operation. As a result, for the 2015 year end, the Company did not recognize a $3.5 million ($5.6 million for 2014) deferred tax asset relating to AMT credits at the Mesquite operation.

During the year, the Company paid income taxes of $19.4 million compared to a refund of $4.0 million in 2014. The increase in tax payable is primarily due to payment of income tax of $25.2 million on sale of El Morro. The Company also received $1.4 million of refundable tax credits provided by the Province of British Columbia as an incentive for exploration. This compares to refundable tax credits of $24.4 million in 2014.

On an adjusted net (loss) earnings basis, the effective tax rate for the year ended December 31, 2015 was 41% compared to 30% in the prior year. The adjusted effective tax rate excludes the impact of foreign exchange, the impairment loss on the reclassification of the El Morro project as held for sale, the gold stream obligation transaction costs, the loss on revaluation of the gold stream obligation at the period end, the provision for office consolidation, the hedge settlement in the prior-year period, and any associated changes in the recognition of deferred tax assets. The higher adjusted effective tax rate reflects the greater impact of permanent differences over adjusted net loss compared with net earnings in the prior year.

Impairment of non-monetary assets

In accordance with the Company’s accounting policies, the recoverable amount of a cash-generating unit (“CGU”) is estimated when an indication of impairment exists. Indicators of impairment existed at the Peak Mines CGU (operating mine) and Rainy River CGU (development project). During the fourth quarter of 2015, the Company updated its Mineral Reserve and Mineral Resource estimates and updated the life-of-mine (“LOM”) plan for its Peak Mines CGU, which has decreased the expected production profile going forward. At December 31, 2015, the carrying amount of the Company’s net assets exceeded its market capitalization. Management has determined that the Company’s ongoing construction of the Rainy River development project is a significant factor in the decrease in the Company’s market capitalization. The Company has identified the decreased production profile of the Peak Mines, along with the decrease in the Company’s market capitalization as a result of the ongoing construction of the Rainy River project as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these CGUs.

For the year ended December 31, 2015, the Company recorded after-tax impairment charges of $14.1 million within income from operations, as noted below:

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Year ended December 31, 2015
(in millions of U.S. dollars)	Peak Mines
Impairment charge included within income from operations
Peak Mines depletable mining interest	15.5
Peak Mines non-depletable mining interest	4.6
Total impairment charge before tax	20.1
Tax recovery	(6.0)
Total impairment charge after tax	14.1

At December 31, 2014, indicators of impairment existed at the Mesquite CGU and the Cerro San Pedro CGU (both operating mines) and the Blackwater CGU and the El Morro CGU (both development properties). For the year ended December 31, 2014, the Company recorded after-tax impairment charges of $393.8 million within income from operations, as noted below:

		Year ended December 31, 2014
(in millions of U.S. dollars)	Cerro San Pedro	Blackwater	Total
Impairment charge included within income from operations
Blackwater non-depletable mining interest	-	334.7	334.7
Cerro San Pedro depletable mining interest	45.7	-	45.7
Cerro San Pedro plant & equipment	15.4	-	15.4
Total impairment charge before tax	61.1	334.7	395.8
Tax recovery	(2.0)	-	(2.0)
Total impairment charge after tax	59.1	334.7	393.8

(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River, and Blackwater. Other assets consist of corporate assets and exploration properties.

As outlined in the accounting policies, the Company uses the fair value less cost of disposal to determine the recoverable amount as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, operating costs and capital expenditures reflected in the Company’s LOM plans, the value of in-situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, silver and copper prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

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Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. Current LOM plans range from 8 to 15 years with an average mine life of 12 years. LOM plans use Proven and Probable Mineral Reserves only and do not utilize Mineral Resource estimates for a CGU. When options exist for the future extraction and processing of these Resources, an estimate of the value of the unmined Mineral Resources (also referred to as in-situ ounces), along with an estimate of value of exploration potential are included in the determination of fair value.

In-situ ounces and exploration potential

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated based on an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies. A higher in-situ value has been applied to the operating CGUs while a lower in-situ value has been applied to active development projects. Estimated exploration potential has been determined by the Company based on observable market data.

Land Holdings

Land value has been estimated on a per hectare basis with reference to recent comparable land purchases.

Discount rates

When discounting estimated future cash flows, the Company uses a real after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (“CAPM”) with an additional premium applied as needed to reflect development or jurisdictional risk. The CAPM model includes market participant’s estimates for equity risk premium, cost of debt, target debt to equity, risk free rates and inflation. For the December 31, 2015 impairment analysis, real discount rates of between 5.80% and 6.75% were used with an average rate of 6.28% (2014 - real discount rates of between 5.00% and 8.00% were used with an average rate of 5.80%)

Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For the December 31, 2015 impairment analysis the following commodity prices and exchange rate assumptions were used:

As at December 31, 2015			As at December 31, 2014
(in U.S. dollars, except where noted)	2016 - 2020 Average	Long term	2015 - 2019 Average	Long term
Commodity prices
Gold ($/ounce)	1,206	1,200	1,260	1,300
Silver ($/ounce)	16.96	18.00	20.14	20.00
Copper ($/pound)	2.66	2.88	3.20	3.00
Exchange rates
CAD:USD	1.28	1.25	1.13	1.11
AUD:USD	1.32	1.20	1.19	1.11
MXN:USD	-	-	12.45	11.00
CLP:USD	-	-	538	538

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that the CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency

24

exchange rates, discount rates, production and operating and capital costs. An adverse change in one or more of the assumptions used to estimate fair value could result in a reduction in a CGU’s fair value.

(ii) Impact of impairment tests

As noted above, at December 31, 2015, it was determined that there were indicators of impairment at the Peak Mines CGU and the Rainy River CGU. The Company calculated the recoverable amount of these CGUs using the fair value less cost of disposal method as noted above. For the year ended December 31, 2015 the Company recorded pre-tax impairment charges of $20.1 million, $14.1 million net of tax, within income from operations related to CGU level impairments, as noted above.

The fair value of the Peak Mines CGU has been significantly impacted by the decreased production profile. The recoverable amount of the Rainy River CGU exceeded its carrying value and accordingly no impairment charges were recorded for this CGU.

At December 31, 2014, it was determined that there were indicators of impairment at the Mesquite CGU, Cerro San Pedro CGU, Blackwater CGU and El Morro CGU. The recoverable amount of Mesquite and El Morro exceeded their carrying value and accordingly no impairment charges were recorded for these CGUs at the CGU level. For the year ended December 31, 2014 the Company recorded pre-tax impairment charges of $395.8 million, $393.8 million net of tax, within income from operations related to the Blackwater and Cerro San Pedro CGUs.

(iii) Sensitivity analysis

After effecting the impairments for the Peak Mines CGU, the fair value of this CGU is assessed as being equal to its respective carrying amount as at December 31, 2015 (2014 – Cerro San Pedro and Blackwater CGUs). Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. If the variation in the assumptions had a negative impact on fair value, it could indicate a requirement for additional impairment to the CGU. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of the Peak Mines CGU (2014 - Cerro San Pedro and Blackwater CGUs) at December 31, 2015:

As at December 31, 2015
(in millions of U.S. dollars)	Peak Mines
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	20.8
0.5% change in discount rate	0.3
5% change in exchange rate	18.2
5% change in operating costs	16.0
5% change in in-situ ounces	5.7

25

	As at December 31, 2014
(in millions of U.S. dollars)	Cerro San Pedro	Blackwater
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	13.0	221.0
0.5% change in discount rate	0.5	73.0
5% change in exchange rate	7.0	136.0
5% change in operating costs	12.0	67.0
5% change in in-situ ounces	-	3.0

Net loss

For the year ended December 31, 2015, the Company had a net loss of $201.4 million, or $0.40 per basic share. This compares with net loss of $477.1 million, or $0.95 per basic share in the prior year.

Adjusted net (loss) earnings

For the year ended December 31, 2015, adjusted net loss was $10.9 million or $0.02 per basic share, compared to net earnings of $45.2 million or $0.09 per basic share in the prior year.

RECONCILIATION OF ADJUSTED NET (LOSS) EARNINGS – 2014 TO 2015

(in millions of U.S. dollars)

26

The net loss has been adjusted, including the associated tax impact, for costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are: the loss on disposal of the Company’s 30% interest in the El Morro project; the fair value changes for the gold stream obligation and share purchase warrants; gold stream obligation transaction costs; foreign exchange gain or loss; and other non-recurring items. Net loss is also adjusted for inventory write-downs and asset impairment. Other adjustments to net loss in the prior-year period include the non-cash loss incurred on the monetization of the Company’s legacy hedge position as it is realized into net loss from other comprehensive income over the original term of the hedge contract, which is included in revenue.

In the current year, the net loss is adjusted for charges related to an asset impairment at Peak Mines and an inventory write-down primarily at Cerro San Pedro. In the prior year, the net loss was adjusted for asset impairments at Cerro San Pedro and Blackwater and an inventory write-down primarily at Cerro San Pedro. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

See “Non-GAAP Financial Performance Measures” for reconciliation of the net loss to adjusted net loss.

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Summary of Quarterly Financial Results

Revenue

Revenue was $199.0 million for the fourth quarter of 2015, compared to $188.1 million in the prior-year period. The $10.9 million, or 6%, increase in revenue for the fourth quarter of 2015 was attributed to the net impact of a $36.2 million increase in metals sales volumes and a non-cash charge of $6.8 million related to the monetization of the Company’s legacy hedge position as it was realized into income from other comprehensive income over the original term of the hedge contract in the prior-year period which was offset by a $32.1 million decrease driven by lower metal prices. A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

Operating expenses

Operating expenses for the fourth quarter of 2015 were lower than the prior-year period at $116.4 million compared to $123.1 million, primarily driven by the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar and reduced spending. The Company’s total production costs (operating expenses before production expenses capitalized and change in inventory and work-in-progress as per Note 5 of the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014) have decreased to $112.4 million from $132.9 million in the prior-year period. The reduction in New Gold’s consolidated production costs reflects the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar and the benefit of the Company’s newly formed Business Improvement function, highlighted by mine plan and cash flow optimization efforts. The Business Improvement projects implemented aim to consider all key operating costs, mine and mill efficiencies, in addition to appropriate capital deferrals and working capital benefits. Refer to the “Review of Operating Mines” section of this MD&A for more details.

Depreciation and depletion

Depreciation and depletion for the fourth quarter of 2015 was $74.1 million compared to $59.6 million in the prior-year period. The increase was a result of increased gold and silver production and the related impact on depreciation and depletion as a significant portion of the Company’s capital assets are depleted using the units-of-production depletion method.

Earnings from mine operations

Earnings from mine operations for 2015 were $8.5 million compared with $5.4 million in the prior-year period. The increase in earnings from increased gold sales volumes was only partially offset by lower average realized prices and higher depreciation and depletion.

Corporate administration and Share-based compensation

Corporate administration costs were $3.7 million for the fourth quarter of 2015 compared to $5.2 million incurred in the prior-year period. The decrease in corporate administration costs was driven by reductions in corporate administration spending and the benefit of the depreciation of the Canadian dollar relative to the U.S. dollar as the Company’s corporate office is located in Toronto, Canada.

Share-based compensation costs were $1.6 million for the fourth quarter of 2015, which is consistent with $1.5 million recognized in the prior-year period.

Exploration and business development

Exploration and business development expense was $1.7 million for the fourth quarter of 2015 compared to a recovery of $0.6 million in the prior-year period. The increase is due to increased exploration activity at Peak Mines relating to exploration drilling at the recently discovered Chronos and Anjea zones as well as increased delineation and infill drilling as compared to the prior-year period. Expensed exploration in the current period was primarily incurred at Peak Mines

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and the Blackwater project. The prior-year period included expensed exploration costs at Mesquite, Peak Mines and the Blackwater project.

Capitalized exploration costs were $1.1 million for the fourth quarter of 2015 compared to $5.2 million in the prior-year period. Capitalized exploration was incurred at the Rainy River project and Peak Mines in the current period and Rainy River, Peak Mines and New Afton in the prior-year period. The decrease in capitalized exploration costs was due to reduced exploration activity at New Afton and a reduction in resource delineation at the Rainy River project as compared to the prior-year period.

Please refer to the “Development and Exploration Review” section of this MD&A for further details on the Company’s exploration and business development activities.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Non-hedged derivatives

For the fourth quarter of 2015, the Company recorded a gain of $4.4 million related to the mark-to-market of the share purchase warrants. This compares to a gain of $4.1 million in the prior-year period. The Company’s functional currency is the U.S. dollar, however, the share purchase warrants are denominated in Canadian dollars and are therefore treated as a derivative liability under IFRS. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Gold stream obligation

During the third quarter of 2015 the Company entered into a $175 million streaming agreement which was classified as a derivative liability. The derivative liability is revalued at each period end. Adjustments as a result of changes in the Company’s own credit risk are recorded in the statement of other comprehensive income. Gains and losses related to changes in the risk free interest rate, expected ounces to be delivered, future metal prices and accretion due to the passage of time are recorded in other gains and losses. For the fourth quarter of 2015, the Company had an unrealized gain on the revaluation of the derivative instrument of $9.4 million included within other gains and losses and an unrealized gain of $6.2 million included within other comprehensive income related to the change in the risk adjusted discount rate used to value this obligation. Please refer to the “Corporate Developments” section of this MD&A for further details on this transaction.

Foreign exchange

For the fourth quarter of 2015, the Company recognized a foreign exchange loss of $25.6 million compared to a loss of $21.4 million in the prior-year period. The foreign exchange loss is primarily due to the Company recognizing a foreign exchange gain on translation in relation to the tax basis of the non-monetary assets and liabilities denominated in currencies other than the U.S. dollar.

Income tax

Income and mining tax recovery for the fourth quarter of 2015 was $30.8 million compared to an expense of $11.4 million in the prior-year period, reflecting an effective tax rate of 76% for the fourth quarter of 2015 compared to 3% in the prior-year period. The primary reason for a higher unadjusted effective tax rate is the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities that have no tax basis. For the fourth quarter of 2015 the Company recorded a foreign exchange expense of $43.3 million on the deferred tax related to foreign exchange on non-monetary assets and liabilities as compared to $7.8 million in the same prior-year period with no associated tax impact.

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On an adjusted net earnings basis, the effective tax rate for the fourth quarter of 2015 was 52% compared to 21% in the prior-year period. The adjusted effective tax rate excludes the impact of foreign exchange, the impairment loss on reclassification of the El Morro project as held for sale, the gold stream obligation transaction costs, the loss on revaluation of the gold stream obligation at the period end, the provision for office consolidation, the hedge settlement in the prior-year period, and any associated changes in the recognition of deferred tax assets. The higher adjusted effective tax rate reflects the greater impact of permanent differences over adjusted net loss compared with net earnings in the prior-year period.

Net loss

For the fourth quarter of 2015, New Gold had a net loss of $9.5 million, or $0.02 per basic share compared with $431.9 million, or $0.86 per basic share in the prior-year period.

Adjusted net earnings

For the fourth quarter of 2015, adjusted net earnings were $2.6 million or $0.01 per basic share, compared to $13.4 million or $0.03 per basic share in the prior-year period.

RECONCILIATION OF FOURTH QUARTER ADJUSTED NET EARNINGS – 2014 TO 2015

(in millions of U.S. dollars)

The net loss has been adjusted, including the associated tax impact, for costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are: the loss on disposal of the Company’s 30% interest in the El Morro project; the fair value changes for the gold stream obligation and share purchase warrants; gold stream obligation transaction costs; foreign exchange gain or loss; and other non-recurring items. Net loss is also adjusted for inventory write-downs and asset impairment. Other adjustments to net loss in the prior-year period include the non-cash loss

30

incurred on the monetization of the Company’s legacy hedge position as it is realized into income over the original term of the hedge contract, which is included in revenue.

In the current quarter, the net loss is adjusted for charges related to an asset impairment at Peak Mines and an inventory write-down primarily at Cerro San Pedro. In the prior-year period, the net loss was adjusted for asset impairments at Cerro San Pedro and Blackwater and an inventory write-down primarily at Cerro San Pedro. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

See “Non-GAAP Financial Performance Measures” for reconciliation of the net loss to adjusted net earnings.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Operating information
Gold production (ounces)	131,719	122,580	86,442	94,977	105,992	93,367	89,460	91,317	106,520
Gold sales (ounces)	133,005	115,695	87,754	92,398	104,224	88,168	84,736	94,052	104,523

Revenues	199.0	177.3	167.7	168.9	188.1	169.3	178.1	190.5	198.4

Net earnings (loss)	(9.5)	(157.8)	9.4	(43.8)	(431.9)	(59.6)	16.2	(1.8)	(254.7)
Per share:
Basic ($)	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)	0.03	0.00	(0.51)
Diluted ($)	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)	0.03	0.00	(0.51)

Adjusted net (loss) earnings	2.6	(8.5)	(1.3)	(4.9)	13.4	5.4	8.2	18.2	16.7
Per share:
Basic ($)	0.01	(0.02)	(0.00)	(0.01)	0.03	0.01	0.02	0.04	0.04
Diluted ($)	0.01	(0.02)	(0.00)	(0.01)	0.03	0.01	0.02	0.04	0.03

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

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REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton gold-copper mine is located near Kamloops, British Columbia, Canada. The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton mine as well as 118 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2015, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.1 billion pounds of Proven and Probable copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 971 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

AT-A-GLANCE

2016 GUIDANCE:

Gold: 90,000 - 100,000 ounces

copper: 75 - 85 million pounds

Total cash costs/oz: ($335) - ($295)

ALL-IN SUSTAINING COSTS/OZ: $95 - $135

2015 Production:

Gold: 105,487 Ounces

copper: 86 million pounds

Total cash costs/oz: ($724)

ALL-IN SUSTAINING COSTS/OZ: ($242)

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Operating information
Ore mined (thousands of tonnes)	1,525	1,218	5,255	4,792	4,078
Ore processed (thousands of tonnes)	1,355	1,213	5,097	4,792	4,087
Average grade:
Gold (grams/tonne)	0.83	0.80	0.78	0.81	0.78
Copper (%)	0.97	0.93	0.90	0.94	0.93
Recovery rate (%):
Gold	83.9	80.7	82.5	83.4	85.1
Copper	86.2	82.3	84.9	84.9	85.9
Gold (ounces):
Produced (1)	30,231	25,301	105,487	104,589	87,177
Sold (1)	28,473	25,835	99,458	102,060	85,030
Copper (millions of pounds):
Produced (1)	25.1	20.4	86.0	84.5	72.0
Sold (1)	22.2	20.9	79.7	81.5	69.3
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.3	0.2	0.2
Sold (1)	0.1	0.1	0.2	0.2	0.2
Average realized price (1)(2):
Gold ($/ounce)	1,099	1,164	1,164	1,248	1,314
Copper ($/pound)	2.17	2.93	2.42	3.03	3.23
Silver ($/ounce)	14.00	13.99	14.94	18.21	20.91
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(614)	(1,199)	(724)	(1,248)	(1,196)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(340)	(560)	(242)	(650)	(133)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	433	395	464	409	486
Copper ($/pound)	0.86	1.00	0.96	0.99	1.19
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	539	603	642	610	837
Copper ($/pound)	1.07	1.52	1.34	1.48	2.05

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Financial Information:
Revenues	73.1	85.4	284.6	350.2	318.7
Operating margin(2)	47.9	60.9	186.9	254.7	213.0
Earnings from mine operations	7.4	28.2	44.7	125.2	119.3
Capital expenditures (sustaining capital) (2)	7.4	16.2	46.7	59.7	90.2
Capital expenditures (growth capital) (2)	0.8	10.5	15.4	31.2	32.0

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Annual and Quarterly Operating Results

Production

For the year ended December 31, 2015, New Afton produced 105,487 gold ounces compared to 104,589 gold ounces in the prior year and produced 86.0 million pounds of copper compared to 84.5 million pounds of copper in the prior year. The increase in gold production was primarily a result of the planned 6% increase in mill throughput, which offset an expected decrease in gold grade. Gold recovery remained in line with the prior year despite the increase in throughput as a result of the Company’s successful completion of the mill expansion project in the second quarter of 2015. New Afton’s full-year gold production was within its guidance range of 105,000 to 115,000 ounces.

Full-year copper production was also consistent with the prior year. In line with gold production, the higher mill throughput offset an expected decrease in copper grade, while copper recovery remained consistent with the prior year. New Afton’s full-year copper production was within its guidance range of 85 to 95 million pounds.

For the fourth quarter of 2015, New Afton produced 30,231 gold ounces compared to 25,301 ounces in the prior-year period. The increase was driven by the combined impact of a 12% increase in mill throughput, a 4% increase in gold grade and a 3% increase in gold recovery. The increase in recovery was driven by the benefits associated with the completion of the mill expansion project earlier in 2015 and the higher gold grade.

Copper production for the fourth quarter of 2015 was 25.1 million pounds compared to 20.4 million pounds in the prior-year period. Consistent with the drivers of the higher quarterly gold production, New Afton’s fourth quarter copper production benefitted from higher throughput as well as a 4% increase in copper grade and a 4% increase in copper recovery.

Revenue

For the year ended December 31, 2015, revenue was $284.6 million compared to $350.2 million in the prior year. The $65.6 million, or 19%, decrease in revenue for the year ended December 31, 2015 was attributed to the combined impact of a $56.8 million decrease driven by lower metal prices and an $8.8 million decrease in metals sales volumes. The average realized gold price for the year ended December 31, 2015 was $1,164 per gold ounce compared to $1,248 per gold ounce in the prior year. The average realized copper price for the year ended December 31, 2015 was $2.42 per pound of copper compared to $3.03 per pound of copper in the prior year.

At the end of the quarter, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 22,500 ounces of gold and 33.7 million pounds of copper. Exposure to these movements in market

33

metal prices is reduced by 21,800 ounces of gold swaps and 32.6 million pounds of copper swaps outstanding at December 31, 2015, with settlement periods ranging from January 2016 to July 2016.

For the fourth quarter of 2015, revenue was $73.1 million compared to $85.4 million in the prior-year period. The $12.3 million, or 14%, decrease in revenue for the fourth quarter of 2015 was attributed to the net impact of a $19.1 million decrease driven by lower metal prices which was offset by a $6.8 million increase in metals sales volumes. The average realized gold price for the fourth quarter of 2015 was $1,099 per gold ounce compared to $1,164 per gold ounce in the prior-year period. The average realized copper price for the fourth quarter of 2015 was $2.17 per pound of copper compared to $2.93 per pound of copper in the prior-year period.

Earnings from mine operations

For the year ended December 31, 2015, New Afton generated $44.7 million in earnings from mine operations compared to $125.2 million in the prior year. New Afton contributed $7.4 million to the Company’s earnings from mine operations for the fourth quarter of 2015, compared to $28.2 million in the prior-year period. These differences were primarily driven by the impact of production and revenue described above combined with the impact of lower realized commodity prices, partially offset by the benefit of the weaker Canadian dollar on operating costs.

Total cash costs and all-in sustaining costs

For the year ended December 31, 2015, total cash costs per gold ounce sold, net of by-product sales, were ($724) per ounce compared to ($1,248) per ounce in the prior year. The increase in costs was primarily attributable to a $55 million, or $488 per ounce, decrease in by-product revenue relative to the prior year driven by a combination of the decrease in the realized copper price and lower copper sales volumes. All-in sustaining costs per gold ounce sold were ($242) per ounce compared to ($650) per ounce in the prior year with the increase primarily attributable to the increase in total cash costs, which was partially offset by a decrease in sustaining capital expenditures compared to the prior year.

For the fourth quarter of 2015, total cash costs per gold ounce sold, net of by-product sales were ($614) per ounce compared to ($1,199) per ounce in the prior-year period. The negative variance was primarily attributable to a $13 million, or $685 per ounce, decrease in by-product revenue relative to the prior-year quarter driven by a decrease in the average realized price along with a decrease in copper sales volume. The quarterly cost impact of the increase in ore tonnes mined and processed was offset by the depreciation of the Canadian dollar relative to the U.S. dollar. All-in sustaining costs per gold ounce sold were ($340) per ounce compared to ($560) per ounce in the prior-year period with the increase primarily attributable to the increase in cash costs, which was partially offset by lower sustaining capital expenditures.

Capital expenditures

For the year ended December 31, 2015, capital expenditures totalled $62.1 million, of which $46.7 million related to sustaining capital and $15.4 million related growth capital. This compares to $90.9 million in the prior-year period, of which $59.7 million related to sustaining capital and $31.2 million related to growth capital. In the year ended December 31, 2015 and in the prior year, sustaining capital expenditures primarily related to mine development costs and the respective dam raise projects. Growth capital for the years ended December 31, 2015 and 2014 related to completing the mill expansion and advancing the C-zone project. The decrease in growth capital expenditures was a result of the completion of the mill expansion in the second quarter of 2015.

For the fourth quarter of 2015, capital expenditures totalled $8.2 million, of which $7.4 million related to sustaining capital and $0.8 million related to growth capital. Fourth quarter growth capital at New Afton related to the C-zone. This compares to $26.7 million in the prior-year period, of which $16.2 million related to sustaining capital and the remainder related to mill expansion and C-zone growth capital. The decrease in growth capital expenditures was a result of the completion of the mill expansion in the second quarter of 2015.

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Impact of Foreign Exchange on Operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. The value of the U.S. dollar for the year ended December 31, 2015 averaged $1.28 against the Canadian dollar compared to $1.10 in the prior year, resulting in a positive impact on cash costs of $202 per gold ounce sold.

The value of the U.S. dollar for the fourth quarter of 2015 averaged $1.33 against the Canadian dollar compared to $1.14 in the prior-year period, resulting in a positive impact on cash costs of $183 per gold ounce sold.

Exploration Activities

No exploration was conducted at New Afton during 2015. Exploration drilling to test the potential to further expand the C-zone Mineral Resource is expected to resume in 2016.

Outlook for 2016

Gold production at New Afton is expected to decrease by approximately 10% relative to 2015 as a decrease in gold grade is only partially offset by the benefit of the mine operating at the higher throughput rate for the full year. Similarly, 2016 copper production is scheduled to decrease by approximately 7%, due to the mining and processing of lower copper grade ore.

New Afton’s all-in sustaining costs and total cash costs, whether measured on a by-product or co-product basis, are expected to remain among the lowest in the industry. The expected increase in total cash costs relative to ($724) per ounce in 2015 is primarily attributable to an expected decrease in by-product revenues of approximately $35 million, or $360 per ounce. The increased operating costs associated with the higher mining and milling rate are expected to be offset by the continued depreciation of the Canadian dollar. 2016 sustaining costs are expected to decrease by approximately $8 million to $40 million, or $430 per ounce, when compared to the prior year.

On a co-product basis, New Afton’s 2016 all-in sustaining costs are expected to be $705 to $745 per ounce of gold and $1.25 to $1.40 per pound of copper, which include estimated co-product total cash costs of $530 to $570 per ounce of gold and $0.95 to $1.10 per pound of copper.

Looking forward to 2017, New Afton should continue its strong performance. Gold production is expected to decrease by approximately 10,000 ounces relative to 2016 as a result of lower gold grade, while copper production is expected to increase by approximately 5 million pounds.

Please refer to the “Outlook for 2016” section of this MD&A for details of the relevant key assumptions.

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Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2015, the mine had 1.5 million ounces of Proven and Probable gold Mineral Reserves and 831,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

AT-A-GLANCE

2016 GUIDANCE:

Gold: 130,000 - 140,000 ounces

Total cash costs/oz: $590 - $630

ALL-IN SUSTAINING COSTS/OZ: $1,015 - $1,055

2015 Production:

Gold: 134,868 ounces

Total cash costs/oz: $743

ALL-IN SUSTAINING COSTS/OZ: $1,156

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	5,436	5,371	19,987	13,550	14,297
Waste mined (thousands of tonnes)	3,158	8,284	38,791	37,107	33,909
Ratio of waste to ore	0.58	1.54	1.94	2.74	2.37
Average grade:
Gold (grams/tonne)	0.39	0.39	0.34	0.40	0.37
Gold (ounces):
Produced (1)(2)	43,389	36,235	134,868	106,670	107,016
Sold (1)	44,474	34,370	133,712	103,654	104,794
Average realized price (3)(4):
Gold ($/ounce)	1,098	1,198	1,144	1,254	1,263
Total cash costs per gold ounce sold ($/ounce) (3)	631	852	743	909	907
All-in sustaining costs per gold ounce sold ($/ounce) (3)	869	1,090	1,156	1,266	1,108

FINANCIAL INFORMATION
Revenues	48.8	34.4	152.9	102.4	113.7
Operating margin(3)	21.2	5.4	54.8	9.1	19.4
Earnings (loss) from mine operations	6.6	(3.1)	12.1	(16.9)	(5.8)
Capital expenditures (sustaining capital)(3)	10.1	7.9	53.2	33.2	17.4

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Average realized price per gold ounce for Mesquite in the prior-year period excludes the revenue reduction related to the hedge monetization over the original term of the hedge.

36

Annual and Quarterly Operating Results

Production

For the year ended December 31, 2015, gold production at Mesquite was 134,868 ounces compared to 106,670 ounces in the prior year. The significant increase in annual production was driven by a 48% increase in ore tonnes placed on the leach pad, the benefit of which was only partially offset by lower gold grade. Increased operating efficiencies, driven by higher availabilities, equipment productivity and additional loading capacity increased total tonnes mined. The combination of record ore tonnes placed and accelerated leach times from the successful leach pad expansion resulted in Mesquite’s full-year production significantly exceeding its guidance range of 110,000 to 120,000 ounces.

For the fourth quarter of 2015, Mesquite’s gold production increased by 20% relative to the prior-year period, producing 43,389 ounces compared to 36,235 ounces. Fourth quarter production benefitted from an increase in ore tonnes placed on the leach pad both during the quarter and earlier in 2015 as well as faster process recoveries resulting from New Gold’s investment in the leach pad expansion during 2015.

Revenue

For the year ended December 31, 2015, revenue was $152.9 million compared to $102.4 million in the prior year. The $50.5 million, or 49%, increase in revenue for the year ended December 31, 2015 was attributed to the net impact of a $37.7 million increase in metals sales volume and a non-cash charge of $27.3 million related to the monetization of the Company’s legacy hedge position as it was realized into income from other comprehensive income over the original term of the hedge contract in the prior year which was offset by a $14.5 million decrease driven by lower metal prices. The average realized gold price for the year ended December 31, 2015 was $1,144 per ounce compared to $1,254 per ounce in the prior year.

For the fourth quarter of 2015, revenue was $48.8 million compared to $34.4 million in the prior-year period. The $14.4 million, or 41%, increase in revenue for the fourth quarter of 2015 was attributed to the net impact of a $12.1 million increase in metals sales volume and a non-cash charge of $6.8 million related to the monetization of the Company’s legacy hedge position as it was realized into income from other comprehensive income over the original term of the hedge contract in the prior year which was offset by a $4.5 million decrease driven by lower metal prices. The average realized gold price during the fourth quarter of 2015 was $1,098 per ounce compared to $1,198 per gold ounce sold in the prior-year period.

Earnings (loss) from mine operations

For the year ended December 31, 2015, Mesquite generated $12.1 million in earnings from mine operations as a result of the increase in gold sales, compared to a $16.9 million loss in the prior year. The increase in earnings from mine operations is attributable to higher production and lower diesel prices, partially offset by lower realized gold prices. Mesquite contributed $6.6 million to the Company’s earnings from mine operations for the fourth quarter of 2015, compared to a $3.1 million loss in the prior-year period.

Total cash costs and all-in sustaining costs

Total cash costs for the year ended December 31, 2015 were $743 per ounce compared to $909 per ounce in the prior-year period with the decrease primarily attributable to higher production and lower diesel prices. All-in sustaining costs per gold ounce sold were $1,156 for the year ended December 31, 2015 compared to $1,266 in the prior year. The increase in sustaining capital expenditures at Mesquite, resulting from the Company’s planned focus on waste stripping as well as the leach pad expansion, was offset by the higher gold production in 2015.

Total cash costs per gold ounce sold for the fourth quarter of 2015 were $631 per ounce, compared to $852 per ounce in the prior-year period, with the $221 per ounce decrease primarily attributable to the higher quarterly production and

37

lower diesel prices. All-in sustaining costs per gold ounce sold were $869 per ounce for the fourth quarter of 2015 compared to $1,090 per ounce in the prior-year period. The decrease in all-in sustaining costs was primarily driven by lower cash costs when compared to the prior-year period.

Capital expenditures

For the year ended December 31, 2015, capital expenditures totalled $53.3 million, all of which is sustaining capital, compared to $33.2 million in the prior year, with the increase relating to spending on the leach pad expansion and capitalized waste stripping. The capitalized waste stripping program for 2015 was completed during the first half of 2015. For the fourth quarter of 2015, capital expenditures totalled $10.1 million compared to $7.8 million in the prior-year period.

Exploration Activities

An infill drilling program to upgrade Mineral Resources in areas scheduled for mining in 2016 was completed during the third quarter of 2015. The results of this drilling have been incorporated into the Company’s 2015 year-end updated Mineral Resource and reserve estimates for Mesquite.

Outlook for 2016

Production at Mesquite in 2016 is expected to remain in line with 2015 production. A planned increase in gold grade towards reserve grade is scheduled to be offset by a decrease in ore tonnes placed on the leach pad.

Mesquite’s 2016 total cash costs and all-in sustaining costs are both expected to decrease when compared to the prior year as the mine benefits from continued operational efficiencies and lower diesel prices. Sustaining costs are expected to be approximately $55 million, or $425 per ounce, of which approximately $35 million, or $260 per ounce, is related to costs associated with periods of elevated waste stripping.

In 2017, Mesquite’s gold production is expected to increase to over 150,000 ounces as gold grade should continue to increase. The higher production is expected to be coupled with lower total cash costs and all-in sustaining costs.

Please refer to the “Outlook for 2016” section of this MD&A for details of the relevant key assumptions.

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Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2015, the mine had 267,000 ounces of Proven and Probable gold Mineral Reserves and 82 million pounds of Proven and Probable copper Mineral Reserves, with 440,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 94 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

AT-A-GLANCE

2016 GUIDANCE:

Gold: 80,000 – 90,000 ounces

copper: 6 – 8 million pounds

Total cash costs/oz: $800 - $840

ALL-IN SUSTAINING COSTS/OZ: $1,020 - $1,060

2015 Production:

Gold: 89,852 ounces

copper: 14.0 million pounds

Total cash costs/oz: $791

ALL-IN SUSTAINING COSTS/OZ: $1,071

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Operating information
Ore mined (thousands of tonnes)	183	178	693	761	768
Ore processed (thousands of tonnes)	196	175	723	772	814
Average grade:
Gold (grams/tonne)	5.65	3.94	4.19	4.25	4.14
Copper (%)	0.96	1.13	1.00	1.10	0.85
Recovery rate (%):
Gold	94.9	98.9	93.0	94.0	92.9
Copper	89.8	93.4	88.3	91.0	88.0
Gold (ounces):
Produced (1)	34,798	21,889	89,852	99,030	100,700
Sold (1)	34,690	24,614	89,265	98,002	102,811
Copper (millions of pounds):
Produced (1)	3.7	4.1	14.0	17.0	13.4
Sold (1)	3.3	4.5	13.2	16.1	13.4
Silver (millions of ounces):
Produced (1)	0.04	0.04	0.12	0.14	0.1
Sold (1)	0.03	0.04	0.10	0.12	0.1
Average realized price (2):
Gold ($/ounce)	1,083	1,196	1,137	1,266	1,370
Copper ($/pound)	2.08	2.87	2.42	2.98	3.29
Silver ($/ounce)	14.42	15.87	15.42	18.53	21.36
Total cash costs per gold ounce sold (2)(3)	552	707	791	658	850
All-in sustaining costs per gold ounce sold (2)(3)	706	1,231	1,071	1,025	1,331

FINANCIAL INFORMATION
Revenues	43.8	41.3	130.0	168.3	177.7
Operating margin (2)	19.3	11.5	31.4	59.1	51.3
Earnings (loss) from mine operations	2.9	(2.0)	(15.4)	7.9	18.9
Capital expenditures (sustaining capital) (2)	3.5	11.9	20.2	30.9	43.0

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance

39

measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If copper revenue were treated as a co-product, the average total cash costs at Peak Mines for the year ended December 31, 2015, the total cash costs on a co-product basis would be $858 per gold ounce (2014 - $816) and $2.00 per pound of copper (2014 - $2.06). All-in sustaining costs on a co-product basis would be $1,067 per gold ounce (2014 -$1,077) and $2.45 per pound of copper (2014 -$2.68). For the fourth quarter of 2015, the total cash costs on a co-product basis would be $622 per gold ounce (2014 - $842) and $1.39 per pound of copper (2014 - $2.17). All-in sustaining costs on a co-product basis for the fourth quarter of 2015 would be $750 per gold ounce (2014 -$1,201) and $1.63 per pound of copper (2014 - $3.03).

Annual and Quarterly Operating Results

Production

For the year ended December 31, 2015, Peak Mines produced 89,852 gold ounces compared to 99,030 gold ounces in the prior year. The decrease in production relative to 2014 was primarily driven by a 6% decrease in mill throughput. Copper production for the period was 14.0 million pounds of copper compared to 17.0 million pounds of copper in the prior-year period, with the lower copper production primarily due to lower throughput, copper grade and copper recovery.

The decrease in throughput was primarily attributable to geotechnical challenges in the main stoping area of the Perseverance ore body experienced in March of 2015 which led to reduced accessibility and decreased tonnes mined and processed in the first half of the year. Mining activity in Perseverance was successfully restarted in mid-April and increased throughout the year.

For the fourth quarter of 2015, Peak Mines produced 34,798 ounces of gold and 3.7 million pounds of copper compared to 21,889 ounces of gold and 4.1 million pounds of copper in the prior-year period. The increase in gold production was primarily driven by the combined benefit of a 12% increase in mill throughput and a 43% increase in gold grade as a result of mining higher grade areas in the period.

Revenue

For the year ended December 31, 2015, revenue was $130.0 million compared to $168.3 million in the prior year. The $38.3 million, or 23%, decrease in revenue for year ended December 31, 2015 was attributed to the combined impact of a $18.1 million decrease driven by lower metal prices and a $20.2 million decrease in metals sales volumes. The average realized gold price was $1,137 per ounce for the year ended December 31, 2015 compared to $1,266 per ounce in the prior year. The average realized copper price was $2.42 per pound compared to $2.98 per pound in the prior year.

For the fourth quarter of 2015, revenue was $43.8 million, compared to $41.3 million in the prior-year period. The $2.5 million, or 6%, increase in revenue for the fourth quarter of 2015 was attributed to the net impact of an $8.3 million increase in metals sales volumes which was offset by a $5.8 decrease driven by lower metal prices. The average realized gold price was $1,083 per ounce compared to $1,196 per ounce in the prior-year period. The average realized copper price was $2.08 per pound compared to $2.87 per pound in the prior-year period.

At the end of 2015, Peak Mines’ exposure to the impact of movements in market metal prices for provisionally priced contracts was 4,600 ounces of gold and 5.1 million pounds of copper. Exposure to these movements in market metal prices was reduced by 4.9 million pounds of copper swaps outstanding at the end of the year, with settlement periods ranging from January 2016 to March 2016.

Earnings (loss) from mine operations

For the year ended December 31, 2015, Peak Mines generated a $15.4 million loss from operations compared to $7.9 million of earnings from operations in the prior year. The loss from operations for the year ended December 31, 2015 was primarily attributable to lower average realized gold and copper prices and lower sales volumes, partially offset by the benefit of the weaker Australian dollar on operating costs. For the fourth quarter of 2015, Peak Mines generated earnings

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from operations of $2.9 million compared to a loss from operations of $2.0 million in the prior-year period. The increase in earnings from operations for the fourth quarter of 2015 was primarily attributable to increased gold sales volumes and the benefit of the weaker Australian dollar on operating costs.

Total cash costs and all-in sustaining costs

For the year ended December 31, 2015, total cash costs per gold ounce sold, net of by-product sales, were $791 per ounce compared to $658 per ounce in the prior year. All-in sustaining costs per gold ounce sold were $1,071 per ounce for the year ended December 31, 2015 compared to $1,025 in the prior year. Total cash costs and all-in sustaining costs were impacted by lower copper by-product revenue and lower gold sales volumes, partially offset by the depreciation of the Australian dollar relative to the U.S. dollar. All-in sustaining costs in 2015 also benefitted from a decrease in sustaining capital expenditures.

For the fourth quarter of 2015, total cash costs per gold ounce sold, net of by-product sales, were $552 per ounce compared to $707 per ounce in the prior-year period. The decrease is due to higher gold sales volumes and the depreciation of the Australian dollar relative to the U.S. dollar, partially offset by lower copper by-product revenue.

All-in sustaining costs per gold ounce sold were $706 per ounce for the fourth quarter of 2015 compared to $1,231 in the prior-year period. The decrease was driven by the decrease in cash costs and lower sustaining capital expenditures.

Capital expenditures

For the year ended December 31, 2015, capital expenditures totalled $20.2 million, all of which is sustaining capital compared to $27.0 million in the prior year. For the fourth quarter of 2015, capital expenditures totalled $3.5 million compared to $11.0 million in the prior-year period. The decrease in capital expenditures is as a result of reductions in capital development. Capital expenditures are related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. The value of the U.S. dollar for the year ended December 31, 2015 averaged $1.33 against the Australian dollar compared to $1.11 in the prior year, resulting in a positive impact on cash costs of $227 per gold ounce sold. The value of the U.S. dollar for the fourth quarter of 2015 averaged $1.39 against the Australian dollar compared to $1.17 in the prior-year period, resulting in a positive impact on cash costs of $130 per gold ounce sold.

Exploration Activities

During the fourth quarter of 2015, the Company continued exploration drilling of the recently discovered Chronos and Anjea zones as well as delineation and infill drilling to expand and upgrade Mineral Resources in the Chesney and New Cobar mines along the Peak Mines mine corridor. A total of 19,013 metres in 73 holes of exploration and resource delineation drilling was completed during the quarter. As the 2015 year-end Mineral Reserve and Resource estimate is based on drilling completed through the end of the third quarter, the results of fourth quarter drilling will be incorporated into future Mineral Resource estimates to be completed in 2016.

Outlook for 2016

Gold production at the Peak Mines is expected to remain in line with 2015 as the impacts of a planned increase in gold grade and a decrease in tonnes processed are expected to offset one another. Copper production is scheduled to decrease as the 2016 mine plan intentionally focuses on mining the relatively higher grade gold stopes at the Peak Mines given current gold and copper prices.

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All-in sustaining costs are expected to be below the $1,071 per ounce achieved in 2015, while total cash costs are expected to remain in line with 2015. The combined benefit of a decrease in tonnes mined and processed, a decrease in sustaining costs and a lower Australian dollar is expected to offset the impact on costs of the decrease in by-product revenues resulting from an expected decrease in copper production and a lower copper price assumption. The Peak Mines’ sustaining costs, including exploration costs, are expected to be $18 million, or $220 per ounce, representing a decrease of approximately 25% from 2015.

Looking forward to 2017, the Peak Mines gold-copper production mix will once again be optimized to maximize cash flow and profitability when taking into account the prevailing gold and copper prices towards the end of 2016.

Please refer to the “Outlook for 2016” section of this MD&A for details of the relevant key assumptions.

42

Cerro San Pedro Mine, San Luis Potosí , Mexico

The Cerro San Pedro mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2015, the mine had 13,000 ounces of Proven and Probable gold Mineral Reserves and 419,000 ounces of Proven and Probable silver Mineral Reserves. A summary of Cerro San Pedro’s operating results is provided below:

AT-A-GLANCE

2016 GUIDANCE:

Gold: 60,000 – 70,000 ounces

silver: 1.3 – 1.5 million ounces

Total cash costs/oz: $755 - $795

ALL-IN SUSTAINING COSTS/OZ: $765 - $805

2015 Production:

Gold: 105,512 ounces

SILVER: 1.5 MILLION OUNCES

Total cash costs/oz: $865

ALL-IN SUSTAINING COSTS/OZ: $879

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	4,191	5,641	17,500	10,550	13,463
Waste mined (thousands of tonnes)	705	3,056	6,892	24,479	17,556
Ratio of waste to ore	0.17	0.54	0.39	2.32	1.30
Average grade:
Gold (grams/tonne)	0.37	0.51	0.53	0.39	0.47
Silver (grams/tonne)	11.45	21.65	18.36	18.65	20.91
Gold (ounces)
Produced (1)(2)	23,302	22,567	105,512	69,847	102,795
Sold (1)	25,368	19,404	106,417	67,463	99,188
Silver (millions of ounces)
Produced (1)(2)	0.4	0.3	1.5	1.1	1.3
Sold (1)	0.4	0.3	1.5	1.1	1.3
Average realized price (3):
Gold ($/ounce)	1,094	1,191	1,152	1,258	1,403
Silver ($/ounce)	14.52	16.13	15.44	19.04	23.61
Total cash costs per gold ounce sold ($/ounce) (3)(4)	868	1,413	865	1,251	676
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	883	1,447	879	1,354	766

FINANCIAL INFORMATION
Revenues	33.3	27.1	145.4	105.1	169.6
Operating margin (3)	(5.8)	(12.8)	20.2	(8.0)	60.5
Earnings (loss) from mine operations	(8.4)	(17.7)	11.2	(18.9)	34.4
Capital expenditures (sustaining capital)(3)	0.3	0.4	1.3	6.0	8.7
Capital expenditures (growth capital)(3)	-	1.3	-	23.3	15.8

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If the silver revenue were treated as a co-product, the average total cash costs at Cerro San Pedro for the year ended December 31, 2015 would be $910 per gold ounce (2014 - $1,252) and $12.19 per silver ounce (2014 - $18.95). For the year ended December 31, 2015, all-in sustaining costs on a co-product basis would be $922 per gold ounce (2014 - $1,336) and $12.36 per silver ounce (2014 - $20.21). For the fourth quarter of 2015, the average total cash costs on a co-product basis would be $906 per gold ounce (2014 - $1,380) and $12.02 per silver ounce (2014 - $18.69). All-in sustaining costs on a co-product basis for the fourth quarter of 2015 would be $919 per gold ounce (2014 - $1,409) and $12.19 per silver ounce (2014 - $19.08).

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Annual and Quarterly Operating Results

Production

For the year ended December 31, 2015, Cerro San Pedro’s gold production was 105,512 ounces compared to 69,847 ounces in the prior-year period, an increase of 51%. The increase in production was attributable to higher gold grade and an increase in ore tonnes mined and placed on the leach pad compared to the prior year when there was a focus on waste stripping. Silver production was 1.5 million ounces for the year ended December 31, 2015 compared to 1.1 million ounces in the prior year.

For the fourth quarter of 2015, Cerro San Pedro produced 23,302 ounces of gold compared to 22,567 ounces produced in the prior-year period. Silver production for the fourth quarter of 2015 was 0.4 million ounces compared to 0.3 million ounces in the prior-year period. Quarterly silver production benefitted from the additional ore tonnes placed on the leach pad in the fourth quarter as well as prior quarters as the leach recovery cycle for silver is longer than for gold.

Revenue

For the year ended December 31, 2015, revenue was $145.4 million compared to $105.1 million in the prior year. The $40.3 million, or 38%, increase in revenue for the year ended December 31, 2015 was attributed to the net impact of a $56.8 million increase in metals sales volumes which was offset by a $16.5 million decrease driven by lower metal prices. The average realized gold price for the year ended December 31, 2015 was $1,152 per ounce compared to $1,258 per ounce in the prior year. The average realized silver price for the year ended December 31, 2015 was $15.44 per ounce compared to $19.04 per ounce in the prior year.

For the fourth quarter of 2015, revenue was $33.3 million compared to $27.1 million in the prior-year period. The $6.2 million, or 23%, increase in revenue for the fourth quarter of 2015 was attributed to the net impact of a $9.2 million increase in metals sales volumes which was offset by a $3.0 million decrease driven by lower metal prices. The average realized gold price for the fourth quarter of 2015 was $1,094 per ounce compared to $1,191 per ounce in the prior-year period. The average realized silver price for the fourth quarter of 2015 was $14.52 per ounce compared to $16.13 per ounce in the prior-year period.

Earnings (loss) from mine operations

For the year ended December 31, 2015, Cerro San Pedro generated earnings from mine operations of $11.2 million compared to a loss of $18.9 million in the prior year. Earnings from mine operations were positively impacted by the increase in revenue when compared to the prior year. For the fourth quarter of 2015, Cerro San Pedro generated a loss from mine operations of $8.4 million compared to a loss of $17.9 million in the prior-year period. The loss from mine operations for the fourth quarter of 2015 was driven by an inventory write-down of $12.5 million as a result of a recoverability analysis performed at the reporting date.

Total cash costs and all-in sustaining costs

For the year ended December 31, 2015, total cash costs per gold ounce sold were $865 per ounce compared to $1,251 per ounce in the prior year. All-in sustaining costs per gold ounce sold were $879 per ounce for the year ended December 31, 2015 compared to $1,354 in the prior-year period.

Cash costs and all-in sustaining costs per gold ounce sold were positively impacted by a combination of the higher gold production base, the depreciation of the Mexican peso relative to the U.S. dollar and lower sustaining capital expenditures. The increase in silver sales volumes more than offset the decrease in the realized silver price, thus resulting in higher silver by-product revenue.

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For the fourth quarter of 2015, total cash costs per gold ounce sold were $868 per ounce compared to $1,413 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $883 per ounce for the fourth quarter of 2015 compared to $1,447 per ounce in the prior-year period. Cerro San Pedro’s costs benefitted from a combination of a higher gold production base, the depreciation of the Mexican peso relative to the U.S. dollar and lower sustaining capital expenditures.

Capital expenditures

For the year ended December 31, 2015, capital expenditures totalled $1.3 million, all of which was sustaining capital. This compares to $29.3 million in the prior-year period, which included $6.0 million of sustaining capital and $23.3 million of growth capital. Growth capital in the prior year related to the stripping of Phase 5 which extended the mine life of Cerro San Pedro.

For the fourth quarter of 2015, capital expenditures totalled 0.3 million, all of which was sustaining capital. This compares to 1.7 million in the prior-year period, which included $0.4 million of sustaining capital and $1.3 million of growth capital.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of MXN13.3 to the U.S. dollar for the year ended December 31, 2014 to MXN15.9 to the U.S. dollar for the year ended December 31, 2015. This had a positive impact on cash costs of $123 per gold ounce sold.

The value of the Mexican peso weakened from an average of MXN13.9 to the U.S. dollar for the fourth quarter of 2014 to MXN16.8 to the U.S. dollar for the fourth quarter of 2015. This had a positive impact on cash costs of $133 per gold ounce sold.

Outlook for 2016

As expected, as Cerro San Pedro has completed its final full year of active mining in 2015, gold production in 2016 is scheduled to decline to a range of 60,000 to 70,000 ounces as the mine transitions to residual leaching. Approximately two million tonnes of ore are scheduled to be mined and placed on the leach pad through the first three to four months of 2016, after which Cerro San Pedro will begin residual leaching. Cerro San Pedro’s 2016 silver production is expected to remain in line with prior-year production as the slower leach kinetics of silver drive a slower decline rate in annual silver production during the residual leach phase.

Cerro San Pedro’s 2016 all-in sustaining costs and total cash costs are expected to remain in line with, or below, those achieved in 2015 despite the mine’s lower gold production base and the expected decrease in by-product revenues from the lower silver price assumption. As the mine transitions to residual leaching, Cerro San Pedro’s operating costs are scheduled to decrease meaningfully as a result of reduced mining activity and lower general and administrative expenses.

Gold production from residual leaching in 2017 is expected to be approximately 40% of the targeted 2016 production. At the same time, as silver leaches over a longer time period, 2017 silver production is expected to be approximately one million ounces.

Please refer to the “Outlook for 2016” section of this MD&A for details of the relevant key assumptions.

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DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims. Additionally, on January 1, 2015, New Gold completed the acquisition of Bayfield Ventures Corp., further consolidating its holdings in the district.

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

Gold: 3.8 MILLION OUNCES

silver: 9.4 million ounces

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 2.6 MILLION ounces

SILVER: 9.3 MILLION OUNCES

Development activity at the project has continued to advance, with first production remaining on target for mid-2017. The Rainy River project enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The start of production at Rainy River is expected to generate significant gold production growth for New Gold at costs below the Company’s 2016 guidance for all-in sustaining costs. Relative to the Company’s consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River on its own is expected to produce an average of over 300,000 ounces of gold annually at estimated all-in sustaining costs of approximately $670 per ounce, thus more than offsetting the decrease in production and cash flow from Cerro San Pedro transitioning to residual leaching. The Company looks forward to advancing the Rainy River project and providing further updates on its development through the remainder of 2016 and beyond.

Project Advancement

In 2015, work progressed on engineering, procurement and construction of the project.

Rainy River – 2015 Key PROJECT UPDATES
• Engineering completed
• Overall construction progress at 21% complete as at the end of 2015
• Bids received for all major construction and installation contracts
• Site earthworks over 85% complete
• Concrete placement over 40% complete
• Relocation of Highway 600 completed on schedule in December 2015
• Assembly of initial mine fleet largely complete – have successfully commissioned seven 218-tonne trucks, two hydraulic shovels, two loaders, three dozers and two blasthole drills
• Exceeded target for mine development material movement by 15% in the fourth quarter of 2015
• No Lost Time Incidents since the company acquired the project in 2013

Permitting Activities

In January 2015, the Canadian Environmental Assessment Agency granted Federal environmental regulatory approval and the Ontario Ministry of Environment and Climate Change granted Provincial environmental regulatory approval for the Rainy River project.

Key construction-related permits have subsequently been issued by the Ontario Ministry of Environment & Climate Change as well as the Ontario Ministry of Natural Resources & Forestry.  Receipt of additional provincial construction and

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operations phase permits is progressing in line with the project development schedule.  New Gold continues to work closely with Environment Canada towards obtaining the required mine waste Schedule 2 authorization expected in early 2016.

Exploration

During the fourth quarter of 2015, the Company completed a 3,450 metre reconnaissance drilling program to test the potential for additional gold mineralization in two prospective areas located within several kilometres of the main mine development area. Results from this program will be used to support plans for ongoing exploration initiatives in 2016.

Environmental and Community Activities

New Gold successfully concluded a Participation Agreement with Big Grassy First Nation during the first quarter of 2015. This agreement is in addition to agreements that have already been signed with Rainy River First Nations, Naicatchewenin First Nation, the Métis Nation of Ontario and four communities of the Fort Frances Chiefs Secretariat.The Participation Agreements provide for how the local Métis and First Nation communities will benefit from the development of the Rainy River project and throughout the life of the mine. New Gold continues to meet with its Aboriginal partners.

Project Costs

The depreciation of the Canadian dollar has helped to offset project development cost increases at Rainy River which related primarily to earthworks, tailings dam construction and the installation of mechanical equipment, piping and electrical in the processing plant. Based on the development capital spent to date, and assuming a C$1.40/US$ exchange rate on capital expenditures going forward, the total Rainy River development capital cost is estimated to be $877 million. The total capital cost includes credits for estimated start-up revenues prior to commercial production and $25 million of investment tax credits receivable associated with 2014 and 2015 project spending. Every $0.05 change in the exchange rate impacts the total capital costs by approximately $15 million.

As of December 31, 2015, 59% of total development capital costs had been spent or committed. Of the outstanding commitments $97 million are for contracts with fixed price and quantities, with $113 million related to contracts with fixed unit prices.

For the year ended December 31, 2015, capital expenditures totalled $245.5 million which includes $240.5 million for development capital costs and the remainder primarily for exploration. This compares to $80.5 million in the prior year. Total project development capital spending through December 31, 2015 was $311.6 million.

For the fourth quarter of 2015, capital expenditures at the Rainy River project totalled $144.8 million which includes $142.3 million for development capital costs with the remainder primarily for exploration. This compares to $36.2 million in the fourth quarter of 2014 as the project was in the permitting stage in 2014.

Outlook for 2016

In 2016, the Company plans to spend approximately $500 million on the development of the Rainy River project with the balance to be spent in the first half of 2017. The 2016 development program is expected to advance overall construction to 75%:

•	Ramp up of pre-production mining activities

•	Continued commissioning of mobile fleet

•	Mid-year completion of concrete and steel work on the processing plant

•	Advance mechanical, piping, electrical and instrumental installation in processing plant to 50% completion

•	Water management pond completed; commence storage of water for start up

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•	Transmission line is completed and energized

•	Advance tailings dam construction to 60%

In 2017 the Company will continue to progress the process plant, tailings and water management facilities construction and pre-strip and pit development towards production in mid-2017.

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold and silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During 2015, exploration activities at the Blackwater project included the compilation and evaluation of final results received from the past summer’s field program. Although the results continue to indicate good potential for ta new discovery within the Blackwater project area, a decision to temporarily suspend its exploration activities at Blackwater has been made in order to direct our technical and financial resources toward other opportunities.

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

Gold: 8.2 MILLION OUNCES

silver: 60.8 million ounces

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 1.3 MILLION ounces

SILVER: 7.8 MILLION OUNCES

Environmental and Permitting Activities

The following environmental and permitting related activities occurred at Blackwater in during the year ended December 31, 2015:

•	Comments from key regulatory agencies and First Nations on the Environmental Assessment report were addressed.

•	The Federal and Provincial governments communicated their acceptance of the Environmental Assessment report into the technical review process in the fourth quarter of 2015.

•	The technical review process and a public review of the Environmental Assessment report began in January 2016, with expected receipt of provincial and federal Environmental Assessment approvals in the second half of 2016.

•	30-day public review period commenced on January 20, 2016.

•	Continued key engineering studies for advancement of post-Environmental Assessment approval permits.

•	Continued discussions with key First Nations on Participation Agreements.

Project Costs

For the year ended December 31, 2015, capital expenditures totalled $7.1 million compared to $13.0 million in the prior year. For the fourth quarter of 2015, capital expenditures totalled $2.7 million compared to $3.0 million in the prior-year period. Expenditures in the current year related to the continued advancement of the environmental assessment process and related environmental and engineering studies.

Outlook for 2016

Capital expenditures at Blackwater in 2016 are scheduled to be $5.0 million. In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project followed by the New Afton C-zone. Therefore, the timing of Blackwater’s development will be driven by prevailing market conditions over the following years.

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New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave currently being mined at New Afton. New Gold completed the feasibility for the C-zone to evaluate the potential for the C-zone to extend the mine’s life.

At the end of 2015, the B-zone had remaining Mineral Reserves of 36.5 million tonnes at 0.55 grams per tonne and 0.85% copper which should support production from this zone through 2022. Thereafter, ore would need to be surfaced from the C-zone in order to extend New Afton’s mine life.

AT-A-GLANCE AS AT DECEMBER 31, 2015 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 1.05 MILLION ounces COPPER: 816 MILLION POUNDS

Feasibility Study Results

NEW AFTON C-ZONE – FEASIBILITY STUDY RESULTS
• Mineral reserves of 25.0 million tonnes at diluted grades of 0.72 grams per tonne gold and 0.78% copper
o 16% increase in ore tonnes when compared to 2015 scoping study
• Contained metal of 583,000 ounces of gold and 430 million pounds of copper
• Full-year average annual production of 108,000 ounces of gold and 81 million pounds of copper
• Development capital costs of $402 million (exchange rate assumption of C$1.25/US$), including $47 million of contingency and a $41 million provision for capital escalation given the six year development timeline
o The increase in development capital relative to the 2015 scoping study is primarily driven by the inclusion of the capital escalation estimate
• Total operating costs, including mining, processing and general and administrative, of $19.35 per tonne
• Total sustaining capital costs of $107 million, or approximately $20 million per year
• Project economics – at the company’s Mineral Reserve assumptions of $1,200 per ounce gold, $2.75 per pound copper and a C$1.25/US$ exchange rate, the C-zone project has an after-tax 5% NPV of $84 million, an IRR of 10.3% and payback period of 3.4 years
o For every $100 per ounce change in the gold price (at a constant copper price and foreign exchange rate), the after-tax NPV and IRR changes by approximately $18 million and 1.0%, respectively
o For every $0.25 per pound change in the copper price (at a constant gold price and foreign exchange rate), the after-tax NPV and IRR changes by approximately $34 million and 1.9%, respectively
o For every $0.05 change in the foreign exchange rate (at a constant gold and copper price), the after-tax NPV and IRR changes by approximately $24 million and 1.5%, respectively

At consistent input assumptions for gold and copper prices and the Canadian to U.S. dollar exchange rate, the feasibility study economics remain in line with the 2015 scoping study as the increase in contained metal has offset the higher development capital estimate resulting from the addition of the escalation provision. Subject to prevailing market conditions and receipt of the requisite permits, development of the C-zone would begin after the start of production at Rainy River. Once development starts, the completion of the main access ramps to the bottom of the C-zone is expected to take approximately four years to complete. Thereafter, development of the block cave production levels would begin, with first ore production expected two years later, resulting in a total of approximately six years from the start of development to first production from the C-zone. The development capital spending is more weighted to the second half of the development schedule with over 70% of the $402 million of development capital expected to be spent in the final 3.5 years of the C-zone development

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The C-zone extraction level would be approximately 550 metres below the current B-zone extraction level. Operationally, the same development, production and materials handling strategies would be used for the C-zone as are currently being used to mine the New Afton B-zone reserve. The majority of the mobile mining equipment would be taken from the current operation, with estimated refurbishment and replacement requirements factored into the capital cost estimate.

From the results of the testwork programs completed, the mineralogy in the C-zone is expected to be consistent with the mineralogy in the west cave of New Afton’s B-zone. Metallurgical grades and recoveries for C-Zone ore were calculated using existing New Afton recovery curves and modelled concentrate grades.

The feasibility study results support a plan whereby all of the tailings from New Afton’s mine operations, including the
C-zone, would be stored in an expanded New Afton tailings storage facility.

One of the key focuses of the feasibility study was to assess the potential impact that the surface subsidence from the C-zone underground mine could have on surface infrastructure. Detailed modelling was completed to estimate the area of subsidence and it was determined that a portion of the tailings dam from the historic Afton mine is located within the predicted area of subsidence. As part of the feasibility study, New Gold engaged three independent geotechnical consultants to evaluate the ways in which the potential risk associated with the historic tailings could be managed and mitigated. Of the options available, the recommended approach involves the stabilization of the historic facility through a dewatering and consolidation program which would include pumping the water and implementing a pre-loading and wick drain program.

It is expected that the permits for the C-zone project will involve amendments to current permits, specifically the Mines Act and Effluent Discharge permit, rather than applications for new permits. The project plan should not result in significant additional surface disturbance or environmental impact as current infrastructure is expected to be used wherever possible. In addition, the project would not require additional annual water consumption as the mill throughput is not scheduled to change. The currently contemplated closure plan for New Afton would remain in place for the C-zone project with any required amendments to be made as part of the permit amendment process.

Project Costs

For the fourth quarter of 2015, project capital expenditures totalled $0.9 million with project capital expenditures totalling $4.0 million for the year ended December 31, 2015. Project advancement activities included optimization of the underground mine and infrastructure designs, production schedule, project costs, tailings and stabilization test work, tailings designs, and continued baseline environmental work.

Outlook for 2016

As the C-zone remains open to the west and at depth, New Gold plans to spend approximately $3 million in 2016 to further drill test the ore body with the objective of adding additional mine life to the C-zone. Based on the feasibility study, during the years of full production from the C-zone, the average annual undiscounted, pre-tax free cash flow is estimated to be approximately $200 million.

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MINERAL RESERVES AND RESOURCES UPDATE (1)

New Gold’s production profile is underpinned by the Company’s Mineral Reserve and Resource base combined with its strong record of organic growth through focused exploration and accretive growth through strategic acquisitions. Proven and Probable gold Mineral Reserves decreased to 15.0 million ounces from 17.6 million ounces at December 31, 2015 due to a combination of the sale of the Company’s 30% interest in the El Morro project (2.7 million ounces), 2015 mine depletion as a result of strong gold production (0.7 million ounces), lower copper and silver price assumptions and updated mine plans. These decreases were partially offset by the completion of the C-zone Feasibility Study which added 0.6 million ounces to the Company’s Proven and Probable gold Mineral Reserves.

2015 YEAR-END MINERAL reserves and resources highlights

New Afton: Proven and Probable Mineral Reserves increased by 469,000 ounces of gold and 330 million pounds of copper compared to the prior year due to the conversion of the C-zone Mineral Resource to reserves, which was partially offset by 2015 mine depletion. Measured and Indicated Resources decreased by 578,000 ounces of gold and 427 million pounds of copper as a result of conversion of the C-zone Mineral Resource to Reserves and a lower copper price assumption.

Mesquite: Proven and Probable Mineral Reserves decreased by 187,000 ounces of gold due to a combination of a 2015 mine depletion, revised open pit design and targeted infill drilling in areas selected for mining in 2016. Measured and Indicated Resources decreased by 411,000 ounces of gold as a result of revised open pit design parameters.

Peak Mines: Proven and Probable Mineral Reserves decreased by 108,000 ounces of gold and 7 million pounds of copper due to a combination of 2015 mine depletion, a lower copper metal price assumption and revisions to the operation life-of-mine plan. As a result of the successful exploration and resource delineation drilling during 2015, primarily at the new Chronos discovery, Measured and Indicated Resources increased by 30,000 ounces of gold and 19 million pounds of copper, and Inferred Resources increased by 108,000 ounces of gold and 2 million pounds of copper.

Cerro San Pedro: Proven and Probable Mineral Reserves decreased by 202,000 ounces of gold and 7.5 million ounces of silver due to 2015 mine depletion and a lower silver price assumption which removed low grade material from the end-of-mine plan. As the Cerro San Pedro operation enters its ninth year, mining is scheduled to conclude during the first half of 2016. Residual leaching of stacked ore is scheduled continue until 2022.

Rainy River: At Rainy River, changes to open pit and underground Mineral Reserves included increases in direct processing material of 179,000 ounces of gold and 454,000 ounces of silver and decreases of 137,000 ounces of gold and 431,000 ounces of silver for lower grade stockpile material. These changes are due primarily to a combination of updates to open pit and underground design criteria, a higher foreign exchange rate and a lower silver metal price assumption. Changes to total Measured and Indicated Resources include a decrease of 283,000 ounces of gold and corresponding decrease of 680,000 ounces of silver as a consequence of conversion of some measured and indicated resources to open pit and underground reserves, as well as the final integration of mineral resources from the Burns block mineral claim acquired from Bayfield Ventures in early 2015. The latter factor is also attributable to increases in Inferred Resources of 116,000 ounces of gold and a decrease of 730,000 ounces of silver.

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Blackwater: Blackwater Proven and Probable Mineral Reserves remain unchanged compared to year-end 2014. Measured and Indicated Resources increased by 156,000 ounces of gold and 786,000 ounces silver as a result of revisions to the Mineral Resource pit shell design.

1.	For a breakdown of Mineral Reserves and Mineral Resources by category and additional information relating to Mineral Reserves and Mineral Resources and related key assumptions and parameters, please refer to the “Mineral Reserves and Mineral Resources” section of this MD&A.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

	As at December 31	As at December 31
(in millions of U.S. dollars)	2015	2014
balance sheet information
Cash and cash equivalents	335.5	370.5
Other current assets	279.1	264.0
Non-current assets	3,060.9	3,247.3
Total assets	3,675.5	3,881.8

Current liabilities	147.3	104.9
Non-current liabilities excluding long-term debt	641.0	631.4
Long-term debt	787.6	874.3
Total liabilities	1,575.9	1,610.6
Total equity	2,099.6	2,271.2
Total liabilities and equity	3,675.5	3,881.8

Assets

Total assets were $3,675.5 million at December 31, 2015 compared to $3,881.8 million at December 31, 2014. The decrease in total assets is primarily attributable to the sale of the Company’s 30% interest in the El Morro project, which was partially offset by growth capital expenditures at New Afton (completing the mill expansion), the Rainy River project and sustaining capital expenditures at Mesquite.

Cash and cash equivalents

The change in cash and cash equivalents was primarily driven by the increase in growth capital expenditures at the Rainy River project as $245.5 million was spent during the year ended December 31, 2015. This was partially offset by the receipt of $100 million from Royal Gold for the first instalment of its streaming agreement with the Company, as well as the receipt of cash proceeds of $62.4 million (net of transaction costs of $2.4 million and withholding taxes of $25.2 million) associated with the sale of the Company’s 30% interest in the El Morro project. During this period the Company sold $250.0 million and bought C$316.9 million of cash and designated this cash for capital expenditures at the Rainy River project and elected to apply hedge accounting for the amount at an average exchange rate of C$1.27/US$. As at December 31, 2015, there remains C$141.8 of cash and cash equivalents pursuant to this hedge. This remaining balance of cash and cash equivalents pursuant to this hedge was marked-to-market at December 31, 2015 using an exchange rate of C$1.38/US$ with the corresponding loss deferred into other comprehensive income.

Cash generated from operations during the year ended December 31, 2015 of $262.6 million was offset by cash used in investing activities of $324.5 million (which includes $121.5 million of sustaining capital expenditure, $268.0 million of growth capital expenditure and net cash proceeds of $62.4 million relating to the sale of the Company’s 30% interest in the El Morro project), cash provided by financing activities of $45.7 million (which includes the gold stream obligation deposit, net of financing initiation costs, of $97.6 million and interest paid of $52.3 million) and cash used of $18.8 million from the impact of foreign exchange on cash and cash equivalents.

Current assets

The increase in current assets is primarily due to the $75.0 million instalment receivable in connection with the gold stream agreement. This receivable is to be paid when 60% of the Rainy River project development capital has been spent (subject

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to the satisfaction of certain customary conditions precedent), which is expected in mid-2016. Please refer to the “Corporate Developments” section of the MD&A for further details.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. For the year ended December 31, 2015, the Company spent $389.5 million primarily focused on continued project advancement at Rainy River, completing the mill expansion at New Afton and the leach pad expansion and stripping projects at Mesquite.

Liabilities

Total liabilities were $1,575.9 million at December 31, 2015, compared to $1,610.6 million at December 31, 2014. The decrease in liabilities is primarily attributable to the reduction in long-term debt as a result of the cancellation of the Company’s previously outstanding $94.5 million carried funding loan and derecognition of the deferred benefit, which was partially offset by the gold stream obligation and an increase in trade and other payables at the Rainy River project where development activity on the project has increased.

Non-current liabilities

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation, long-term debt and deferred tax liabilities.

Reclamation and closure cost obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term discounted portion of the liability at December 31, 2015 is $67.5 million compared to $63.5 million at December 31, 2014. Changes in the liability are primarily due to the recognition of a reclamation liability at Rainy River, which was partially offset by the depreciation of the Canadian and Australian dollars and Mexican peso relative to the U.S. dollar.

During the year ended December 31, 2015, a reclamation liability was recognized at Rainy River. The reclamation liability relates to the reclamation of the plant site, including cleaning and recontouring the site and covering it with vegetation to bring the site back to the original landscape. The liability includes costs related to ongoing monitoring of the Company’s closure plan approved by the Ontario Ministry of Northern Development and Mines. The Company’s closure plan requires the Company to demonstrate stability of the site from a vegetation cover perspective, to meet applicable guidelines for water quality and to create habitat types supportive of species at risk. The liability also includes costs for restoration of the camp site, shipping items offsite and other reclamation and demobilization activity.

Long-Term Debt and other contractual obligations

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At December 31, 2015, the Company had $787.6 million in long-term debt compared to $874.3 million at December 31, 2014. Long-term debt at December 31, 2015 includes Senior Unsecured Notes, while at December 31, 2014 long term debt also included the El Morro funding loan of $94.5 million.

On November 24, 2015 the Company completed the sale of its 30% interest in the El Morro project to Goldcorp in exchange for cash, a 4% stream on gold production from the El Morro property and the cancellation of the Company’s $94.5 million carried funding loan. This resulted in a decrease to the Company’s long-term debt.

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On July 20, 2015 the Company announced that it had entered into a $175 million streaming transaction with Royal Gold. Please refer to the “Corporate Developments” section of the MD&A for further details. The Company assessed the gold stream obligation liability at the inception of the agreement and determined that it is a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the Consolidated Income Statements and Consolidated Statements of Comprehensive Income. The gold stream obligation contained a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. The leverage ratio contained in the company’s agreement with Royal Gold has also been adjusted to match the revised maximum leverage ratio under the revolving credit facility.

On April 5, 2012, the Company issued Senior Unsecured Notes denominated in U.S. dollars, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At December 31, 2015, the face value of these notes totalled $300 million and the carrying amount totalled $295.1 million. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued additional Senior Unsecured Notes denominated in U.S. dollars. These notes mature and become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At December 31, 2015, the face value of these notes totalled $500 million and the carrying amount totalled $492.5 million. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2020 and 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2.0 : 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants with respect to the Company’s 2020 and 2022 Unsecured Notes.

On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Credit Facility”) which, following an extension of the expiry date in 2015, expires on August 14, 2019. The Credit Facility also provides the Company with the option to draw an additional $50.0 million above and beyond the base $300.0 million, subject to lender participation. Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

The Company regularly reviews its expected financial commitments and financial resources to evaluate covenant compliance. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of the Rainy River project as currently contemplated within the financial covenants initially provided in the Credit Facility. However, in order to provide additional flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar relative to the U.S. dollar, on February 17, 2015, the Company amended the Credit Facility to vary the maximum leverage ratio from 3.5 : 1.0. Specifically, for the quarter ending September 30, 2016, the maximum leverage ratio will increase to 4.0 : 1.0 and for the next three quarters, the maximum leverage ratio will increase to 4.5 : 1.0. Following that period, the maximum leverage ratio will return to 3.5 : 1.0.

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Significant financial covenants applicable as at December 31, 2015 are as follows:

		Year ended December 31	Year ended December 31
	Financial Covenant	2015	2014
financial covenants
Minimum interest coverage ratio (EBITDA to interest)	> 3.0 : 1	5.1 : 1	5.3 : 1
Maximum leverage ratio (net debt to EBITDA)	< 3.5 : 1	2.0 : 1	1.6 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.62% as at December 31, 2015 (2014 – 0.51%).

As at December 31, 2015, the Company had not drawn any funds under the Credit Facility; however the Credit Facility has been used to issue letters of credit of $115.9 million as at December 31, 2015 (at December 31, 2014 - $41.7 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies. Letters of credit issued in 2015 primarily related to the Rainy River project.

Current and Deferred Income Taxes

The net deferred income tax liability decreased from $326.6 million at December 31, 2014 to $275.5 million at December 31, 2015. The change is mainly driven by a decrease in the deferred tax liabilities associated with the sale of the Company’s 30% interest in the El Morro project for which the Company recorded a deferred tax recovery of $108.9 million.  In addition, the Company recorded a foreign exchange loss due to revaluation of non-monetary assets of $24.2 million. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

The net current income tax receivable balance was $13.0 million at December 31, 2015 compared to $23.2 million at December 31, 2014 primarily as a result of the receipt of $11.7 million of income tax refunds at Cerro San Pedro during the year ended December 31, 2015.

Liquidity and Cash Flow

As at December 31, 2015, the Company had cash and cash equivalents of $335.5 million compared to $370.5 million at December 31, 2014. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

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The Company’s cash flows from operating, investing and financing activities, as presented in the Condensed Consolidated Statements of Cash Flows, are summarized in the following table for the three months and year ended December 31, 2015:

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014
cash flow information
Cash generated from operating activities	84.9	69.9	262.6	268.8
Cash used in investing activities (sustaining capital expenditure and other) (1)	(20.7)	(36.2)	(118.9)	(108.2)
Cash generated from investing activities relating to the sale of the Company’s 30% interest in the El Morro project(2)	62.4	-	62.4	-
Cash used in investing activities (growth capital expenditure) (1)	(148.3)	(52.4)	(268.0)	(149.5)
Cash generated from financing activities relating to the gold stream obligation deposit, net of financing initiation costs(2)	-	-	97.6	-
Cash used in other financing activities	(25.8)	(25.9)	(51.9)	(52.9)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	(1.0)	(18.8)	(2.1)
Change in cash and cash equivalents	(49.1)	(45.6)	(35.0)	(43.9)

1.	We use certain non-GAAP financial performance measures throughout our MD&A. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	For further information on these transactions, please refer to the “Corporate Developments” section of this MD&A.

Operating Activities

Cash generated from operating activities for the year ended December 31, 2015 was $262.6 million compared to $268.8 million in the prior year. Cash generated from operations was consistent with that of the prior year as a result of higher gold sales volumes and the benefit of the weakening Canadian and Australian dollars and the Mexican peso relative to the U.S. dollar being offset by lower average realized prices on all metals and lower copper volumes.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operations. Spending was higher than in the prior year, with the Company spending $324.5 million during the year ended December 31, 2015 compared to $257.7 million in the prior year. Investing activities in the year ended December 31, 2015 primarily focused on continued project advancement at Rainy River, completing the mill expansion at New Afton and the leach pad expansion and stripping projects at Mesquite. Investing activities in the prior year focused on mine development at New Afton, and continued project advancement at the Rainy River and Blackwater projects, as well as sustaining capital expenditures.

The following table summarizes the capital expenditures (Mining Interests per the Condensed Consolidated Statements of Cash Flows) for the three months and year ended December 31, 2015:

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2015	2014	2015	2014
CAPital EXpenditures by site
New Afton	8.2	26.7	62.1	90.9
Mesquite	10.1	7.9	53.2	33.2
Peak Mines	3.5	11.9	20.2	30.9
Cerro San Pedro	0.3	1.7	1.3	29.3
Rainy River	144.8	36.1	245.5	80.5
Blackwater	2.7	3.0	7.1	13.0
Corporate	-	1.4	0.1	1.5
Total Capital Expenditures	169.6	88.7	389.5	279.3

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Financing Activities

Cash provided by financing activities was primarily due to the closing and receipt of the initial $97.6 million of net proceeds from the gold stream obligation deposit, as well as interest paid on the Senior Unsecured Notes of $52.3 million.

On July 20, 2015 the Company entered into a streaming transaction with Royal Gold described in the “Corporate Developments” section of this MD&A.

Upon the start of production at Rainy River, the Company will deliver 6.5% of the project’s monthly gold production and 60% of the monthly silver production to Royal Gold until a total of 230,000 ounces of gold and 3.1 million ounces of silver have been delivered (the “Ounce Thresholds”). Once each of the Ounce Thresholds has been satisfied, the stream percentage for that metal will decrease by 50% such that thereafter the Company will be required to deliver 3.25% of the project’s gold production and 30% of the silver production. In addition to the $175 million deposit, for each ounce sold to Royal Gold, Royal Gold will be required to pay the Company in cash 25% of the average spot gold and silver price, as the case may be, for the prior month.

The Company’s December 31, 2015 cash balance of $335.5 million together with the receivable for Royal Gold’s second instalment under the stream agreement of $75.0 million (the receipt of which is subject to the satisfaction of certain conditions) and the $184.1 million available for drawdown under New Gold’s revolving credit facility provide the Company with approximately $594.6 million of liquidity, in addition to the net cash the Company’s operating mines are expecting to generate.

In the opinion of management, the Company’s liquidity position as at December 31, 2015, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis and the remaining development capital expenditure at the Rainy River project. The Company has outstanding notes in the principal amount of $300 million maturing in 2020 and $500 million maturing in 2022.  Assuming the continuation of prevailing commodity prices and exchange rates, operations perform in accordance with mine plans, and successful construction of the Rainy River project on schedule, the Company could choose to repay this indebtedness from internally generated cash, depending on management’s views on the attractiveness of other uses of such cash. The Company will decide whether to repay or refinance some or all of such note indebtedness before the respective stated maturities.

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors, including the Canadian/U.S. dollar exchange rate. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of the Rainy River project based on the current construction cost estimate. In addition, as discussed under the heading “Balance Sheet Review”, the Company has amended certain financial ratios in its Credit Facility to provide additional flexibility in the event of a decline in metal prices or appreciation of the Canadian dollar relative to the U.S. dollar.

Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. In addition, the Company regularly evaluates the magnitude and timing of its capital commitments at the Rainy River project in relation to the Company’s current and projected future financial resources, while also taking into account any potential implications to the project’s development schedule. Even with the additional flexibility provided by the amendment to the financial covenants in the Credit Facility, a period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from

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mining operations. In such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity. In addition, a sustained significant appreciation of the Canadian dollar relative to the U.S. dollar could impact the timing of the development work and project completion at the Rainy River project.

Commitments

The Company has entered into a number of contractual commitments for capital items related to operations and development. At December 31, 2015, these commitments totalled $262.2 million, $184.4 million of which is expected to fall due over the next 12 months. This compares to commitments of $243.0 million at December 31, 2014, $141.4 million of which is expected to fall due over the succeeding 12 months. The increase is due to the Rainy River project entering into additional capital purchase commitments as the project continues to advance. Certain contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Cerro San Pedro Mine

After public consultation, in March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life or leach pad life. During 2015, New Gold experienced challenges relating to its annual operations license. While the issues relating to the 2015 annual operations license have been resolved, it is possible that authorizations required in the future may also be subject to challenges or issues. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

Rainy River

A contractor involved in the construction of the Rainy River project has asserted various claims and potential claims against New Gold for work completed as at year end.  In addition, one of that contractor’s subcontractors alleges that it is owed $2.5 million by the contractor, and filed a construction lien in respect of that claim February 1, 2016.  The Company disputes the validity and/or quantum of the claims and potential claims asserted.  The Company intends to vigorously defend itself against the claims that have no merit, and has accrued $3.0 million with respect to such asserted claims made by or related to this contractor.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

As at December 31						As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2015 Total	2014 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt(2)	-	-	300.0	500.0	800.0	888.5
Interest payable on long-term debt	52.3	104.5	89.6	58.5	304.9	357.1
Operating lease commitments	5.7	0.8	-	-	6.5	17.6
Capital expenditure commitments	184.4	77.8	-	-	262.2	243.0
Reclamation and closure cost obligations	1.4	3.6	2.4	83.5	90.9	82.5
Gold stream obligation	-	23.5	38.7	173.5	235.7	-
Total contractual obligations	243.8	210.2	430.7	815.5	1,700.2	1,588.7

1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.
2.	As a result of the sale of the Company’s 30% interest in the El Morro project in the fourth quarter of 2015, Goldcorp cancelled the previously outstanding carried funding loan related to the project.

Related Party Transactions

The Company did not enter into any related party transactions during the year ended December 31, 2015.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at February 18, 2016, there were 509,481,809 common shares of the Company outstanding. The Company had 16,998,004 stock options outstanding under its share option plan, exercisable for up to 16,998,004 common shares. In addition, there are warrants outstanding exercisable for up to 28,114,398 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain

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gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine by mine basis.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Total cash costs AND AISC reconciliation
Operating expenses	116.4	123.1	419.6	411.1	435.5
Treatment and refining charges on concentrate sales	8.9	8.8	32.9	34.5	29.4
Adjustments(1)	(11.1)	(8.7)	(9.4)	(8.1)	(13.3)
Total cash costs before by-product revenue	114.2	123.2	443.1	437.5	451.6
By-product copper and silver sales	(62.4)	(80.0)	(253.0)	(321.8)	(303.8)
Total cash costs net of by-product revenue	51.8	43.2	190.1	115.7	147.8
Gold ounces sold	133,005	104,224	428,852	371,179	391,823
Total cash costs per gold ounce sold ($/ounce)	389	414	443	312	377
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	580	695	661	675	712
Total cash costs net of by-product revenue	51.8	43.2	190.1	115.7	147.8
Sustaining capital expenditures, excluding capitalized exploration(3)	21.0	35.4	119.2	126.0	157.0
Sustaining exploration - expensed and capitalized	1.7	1.5	6.3	10.2	11.6
Corporate G&A including share-based compensation(4)	5.2	6.6	26.7	32.1	34.4
Reclamation expenses	1.8	1.4	4.6	5.4	1.5
Total all-in sustaining costs	81.5	88.1	346.9	289.2	352.4
All-in sustaining costs per gold ounce sold ($/ounce)	613	845	809	779	899
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	737	957	903	952	1,042
1.	Adjustments include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
NEW AFTON cash costs and AISC reconciliation
Operating expenses	25.2	24.4	97.7	95.5	105.7
Treatment and refining charges on concentrate sales	7.3	6.9	27.6	28.4	20.2
Adjustments(1)	(0.9)	-	(0.9)	(0.1)	(0.4)
New Afton cash costs before by-product revenue	31.6	31.3	124.4	123.8	125.5
By-product copper and silver sales	(49.1)	(62.3)	(196.4)	(251.2)	(227.2)
New Afton cash costs net of by-product revenue	(17.5)	(31.0)	(72.0)	(127.4)	(101.7)
Gold ounces sold	28,473	25,835	99,458	102,060	85,030
New Afton cash costs per gold ounce sold ($/ounce)	(614)	(1,199)	(724)	(1,248)	(1,196)
New Afton cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	433	395	464	409	486
New Afton cash costs net of by-product revenue	(17.5)	(31.0)	(72.1)	(127.4)	(101.7)
Sustaining capital expenditures(3)	7.4	16.2	46.7	59.7	90.2
Reclamation expenses	0.4	0.3	1.3	1.3	0.2
New Afton all-in sustaining costs	(9.7)	(14.5)	(24.1)	(66.4)	(11.3)
All-in sustaining costs per gold ounce sold ($/ounce)	(340)	(560)	(242)	(650)	(133)
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	539	603	642	610	837
1.	Adjustments include non-cash items related to supplies inventory write-downs and in 2013, charges related to severance.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to capital expenditures per the segmented information note.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Mesquite cash costs and AISC reconciliation
Operating expenses	27.6	29.0	98.1	93.3	94.3
Adjustments(1)	0.5	0.3	1.3	0.9	0.7
Mesquite cash costs	28.1	29.3	99.4	94.2	95.0
Gold ounces sold	44,474	34,370	133,712	103,654	104,794
Mesquite cash costs per gold ounce sold ($/ounce)	631	852	743	909	907
Mesquite cash costs	28.1	29.3	99.4	94.2	95.0
Sustaining capital expenditures, excluding capitalized exploration(2)	10.1	7.8	53.2	33.2	17.4
Sustaining exploration - expensed and capitalized	-	-	0.6	2.9	3.5
Reclamation expenses	0.5	0.4	1.5	1.0	0.2
Mesquite all-in sustaining costs	38.7	37.5	154.7	131.3	116.1
All-in sustaining costs per gold ounce sold ($/ounce)	869	1,090	1,156	1,266	1,108
1.	Adjustments includes amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with Royalties
2.	For the periods presented all capital expenditures at Mesquite per the segmented information note were sustaining capital expenditures.

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Peak Mines cash costs and AISC reconciliation
Operating expenses	24.5	29.8	98.6	109.2	126.4
Treatment and refining charges on concentrate sales	1.5	1.7	5.4	6.1	9.2
Adjustments(1)	0.9	(0.5)	0.5	(0.5)	(2.1)
Peak Mines cash costs before by-product revenue	26.9	31.0	104.5	114.8	133.5
By-product copper and silver sales	(7.7)	(13.6)	(33.9)	(50.3)	(46.1)
Peak Mines cash costs net of by-product revenue	19.2	17.4	70.6	64.5	87.4
Gold ounces sold	34,690	24,614	89,265	98,002	102,811
Peak Mines cash costs per gold ounce sold ($/ounce)	552	707	791	658	850
Peak Mines cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	622	842	858	816	958
Peak Mines cash costs net of by-product revenue	19.2	17.4	70.6	64.5	87.4
Sustaining capital expenditures, excluding capitalized exploration(3)	3.1	11.0	17.9	27.0	41.1
Sustaining exploration - expensed and capitalized	1.7	1.6	5.7	7.2	7.7
Reclamation expenses	0.5	0.3	1.4	1.8	0.7
Peak Mines all-in sustaining costs	24.5	30.3	95.6	100.5	136.9
All-in sustaining costs per gold ounce sold ($/ounce)	706	1,231	1,071	1,025	1,331
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	750	1,201	1,067	1,077	1,321
1.	Adjustments include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	For the periods presented all capital expenditures at Peak Mines per the segmented information note were sustaining capital expenditures. Sustaining capital expenditures exclude capitalized sustaining exploration.

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Cerro San Pedro cash costs and AISC reconciliation
Operating expenses	39.1	39.9	125.2	113.1	109.1
Adjustments(1)	(11.5)	(8.4)	(10.4)	(8.5)	(11.5)
Cerro San Pedro cash costs before by-product revenue	27.6	31.5	114.8	104.6	97.6
By-product silver sales	(5.6)	(4.1)	(22.7)	(20.2)	(30.5)
Cerro San Pedro cash costs net of by-product revenue	22.0	27.4	92.1	84.4	67.1
Gold ounces sold	25,368	19,404	106,417	67,463	99,188
Cerro San Pedro cash costs per gold ounce sold ($/ounce)	868	1,413	865	1,251	676
Cerro San Pedro cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	906	1,380	910	1,252	806
Cerro San Pedro cash costs net of by-product revenue	22.0	27.4	92.1	84.4	67.1
Sustaining capital expenditures, excluding capitalized exploration(3)	0.3	0.4	1.3	6.0	8.7
Reclamation expenses	0.1	0.3	0.2	1.0	0.2
Cerro San Pedro all-in sustaining costs	22.4	28.1	93.6	91.4	76.0
All-in sustaining costs per gold ounce sold ($/ounce)	883	1,447	879	1,354	766
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	919	1,409	922	1,336	881
1.	Adjustments include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to capital expenditures per the segmented information note.

Sustaining Capital Expenditure Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Total sustaining capital expenditure
Mining interests per statement of cash flows	169.6	88.7	389.5	279.3	289.3
New Afton growth capital expenditure (1)	(0.8)	(10.5)	(15.4)	(31.2)	(32.0)
Cerro San Pedro growth capital expenditure(2)	-	(1.3)	-	(23.3)	(15.8)
Rainy River growth capital expenditure	(144.8)	(36.2)	(245.5)	(80.5)	(21.2)
Blackwater growth capital expenditure	(2.7)	(3.0)	(7.1)	(13.0)	(60.8)
Other non-sustaining capital expenditure(3)	-	(1.4)	-	(1.4)	-
Sustaining capitalized exploration included in mining interests	(0.3)	(0.9)	(2.3)	(3.8)	(2.5)
Total sustaining capital expenditures, excluding capitalized exploration	21.0	35.4	119.2	126.0	157.0
1.	Current year and prior year growth capital expenditures at New Afton relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.
2.	Growth capital expenditures at Cerro San Pedro related to capitalized stripping costs for Phase 5 in the prior-year period.
3.	Other non-sustaining capital expenditures includes transaction costs incurred to replace the Company’s revolving credit facility.

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
New Afton sustaining capital expenditure
Capital expenditure per segmented information	8.2	26.7	62.1	90.9	122.2
New Afton growth capital expenditure(1)	(0.8)	(10.5)	(15.4)	(31.2)	(32.0)
New Afton sustaining capital expenditures	7.4	16.2	46.7	59.7	90.2
1.	Current year and prior year growth capital expenditures at New Afton relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Cerro San Pedro sustaining capital expenditure
Capital expenditure per segmented information	0.3	1.7	1.3	29.3	24.5
Cerro San Pedro growth capital expenditure (1)	-	(1.3)	-	(23.3)	(15.8)
Cerro San Pedro sustaining capital expenditures	0.3	0.4	1.3	6.0	8.7
1.	Growth capital expenditures at Cerro San Pedro related to capitalized stripping costs for Phase 5 in the prior-year period.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Gains (losses) on Fair Value through Profit and Loss financial assets;
•	Ineffectiveness of hedging instruments and monetization of the Company’s legacy hedge position;
•	Fair value changes on share purchase warrants;
•	Gains (losses) on foreign exchange; and
•	Other non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the loss on disposal of the Company’s 30% interest in the El Morro project; the fair value changes for the gold stream obligation and share purchase warrants; gold stream obligation transaction costs; foreign exchange gain or loss; inventory write-downs; impairment losses; and other non-recurring items. Other adjustments to net earnings also include the provision for office consolidation and the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract, which is included in revenue. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net loss.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect impairment losses on the reclassification of assets as held for sale, fair value changes on non-hedged derivatives, foreign currency translation and fair value through profit or loss financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

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Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
adjusted net earnings reconciliation
Net loss before taxes	(40.3)	(420.5)	(308.3)	(409.5)	(191.6)
Loss on disposal of El Morro	-	-	180.3	-	-
Other loss on disposal of assets	4.1	1.9	4.8	1.7	2.6
Ineffectiveness on hedging instruments	-	-	-	-	(9.5)
Realized and unrealized gain on non-hedged derivatives	(4.4)	(4.1)	(14.2)	(8.5)	(49.3)
Loss on foreign exchange	25.6	21.4	98.2	47.5	25.7
Other	(2.8)	(0.7)	2.1	(0.7)	4.5
Loss on hedge monetization over original term of hedge	-	6.8	-	27.3	18.7
Provision for office consolidation	-	-	3.0	-	-
Unrealized gain on gold stream obligation	(9.4)	-	(6.2)	-	-
Rainy River transaction costs	-	-	-	-	5.0
Severance charges	-	-	-	-	2.4
Asset impairment	20.1	395.8	20.1	395.8	272.5
Inventory write-down	12.5	10.5	12.5	10.5	7.3
Adjusted net earnings (loss) before tax	5.4	11.1	(7.7)	64.1	88.3
Income tax recovery (expense)	30.8	(11.4)	106.9	(67.6)	0.4
Income tax adjustments	(33.6)	13.7	(110.1)	48.7	(27.4)
Adjusted income tax (expense) recovery	(2.8)	2.3	(3.2)	(18.9)	(27.0)
Adjusted net earnings (loss)	2.6	13.4	(10.9)	45.2	61.3
Adjusted earnings (loss) per share (basic and diluted)	0.01	0.03	(0.02)	0.09	0.13
Adjusted effective tax rate	52%	21%	41%	30%	31%
1.	Other includes the reversal of net realizable provisions recorded in prior-year periods and the financing initiation costs associated with the gold stream obligation deposit.

Adjusted Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Adjusted cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Adjusted cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2015	2014	2015	2014	2013
Adjusted cash reconciliation
Cash generated from operations	84.9	69.9	262.6	268.8	171.9
Add back: Hedge settlement payment	-	-	-	-	65.7
Add back: Rainy River transaction costs	-	-	-	-	5.0
Add back: Payment of Rainy River acquisition expenses	-	-	-	-	12.9
Deduct: Amended tax returns	-	-	-	-	(6.6)
Adjusted cash generated from operations	84.9	69.9	262.6	268.8	248.9
Add back (deduct): Change in non-cash operating working capital	(8.4)	(0.1)	2.4	41.6	9.7
Adjusted cash generated from operations before changes in non-cash operating working capital	76.5	69.8	265.0	310.4	258.6

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
TOTAL OPERATING MARGIN
Revenues	199.0	188.1	712.9	726.0	779.7
Less: Operating expenses	(116.4)	(123.1)	(419.6)	(411.1)	(435.5)
Total operating margin	82.6	65.0	293.3	314.9	344.2

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
New Afton OPERATING MARGIN
Revenues	73.1	85.4	284.6	350.2	318.7
Less: Operating expenses	(25.2)	(24.5)	(97.7)	(95.5)	(105.7)
New Afton operating margin	47.9	60.9	186.9	254.7	213.0

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Mesquite OPERATING MARGIN
Revenues	48.8	34.4	152.9	102.4	113.7
Less: Operating expenses	(27.6)	(29.0)	(98.1)	(93.3)	(94.3)
Mesquite operating margin	21.2	5.4	54.8	9.1	19.4

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Peak Mines OPERATING MARGIN
Revenues	43.8	41.2	130.0	168.3	177.7
Less: Operating expenses	(24.5)	(29.7)	(98.6)	(109.2)	(126.4)
Peak Mines operating margin	19.3	11.5	31.4	59.1	51.3

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
CERRO San Pedro OPERATING MARGIN
Revenues	33.3	27.1	145.4	105.1	169.6
Less: Operating expenses	(39.1)	(39.9)	(125.2)	(113.1)	(109.1)
Cerro San Pedro operating margin	(5.8)	(12.8)	20.2	(8.0)	60.5

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price excludes from revenues the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the Company’s legacy hedge position is realized into income over the original term of the hedge contract.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

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Average Realized Price Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Total AVERAGE REALIZED PRICE
Revenues from gold sales	141.8	114.0	480.3	426.5	493.8
Treatment and refining charges on gold concentrate sales	3.6	3.0	12.4	12.5	11.5
Loss on hedge monetization over original term of hedge	-	6.8	-	27.3	18.7
Gross revenue from gold sales	145.4	123.8	492.7	466.3	524.0
Gold ounces sold	133,005	104,223	428,852	371,179	391,823
Total average realized price per gold ounce sold ($/ounce)	1,094	1,188	1,149	1,256	1,337

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
new afton AVERAGE REALIZED PRICE
Revenues from gold sales	28.4	27.8	105.5	117.9	105.1
Treatment and refining charges on gold concentrate sales	2.9	2.3	10.2	9.6	6.6
Gross revenue from gold sales	31.3	30.1	115.7	127.5	111.7
Gold ounces sold	28,473	25,835	99,458	102,060	85,030
New Afton average realized price per gold ounce sold ($/ounce)	1,099	1,164	1,164	1,248	1,314

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Mesquite AVERAGE REALIZED PRICE
Revenues from gold sales	48.8	34.4	152.9	102.4	113.7
Loss on hedge monetization over original term of hedge	-	6.8	-	27.3	18.7
Gross revenue from gold sales	48.8	41.2	152.9	129.7	132.4
Gold ounces sold	44,474	34,370	133,712	103,654	104,794
Mesquite average realized price per gold ounce sold ($/ounce)	1,098	1,198	1,144	1,254	1,263

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Peak Mines AVERAGE REALIZED PRICE
Revenues from gold sales	36.9	28.7	99.3	121.3	135.9
Treatment and refining charges on gold concentrate sales	0.7	0.7	2.2	2.7	4.9
Gross revenue from gold sales	37.6	29.4	101.5	124.0	140.8
Gold ounces sold	34,690	24,614	89,265	98,002	102,811
Peak Mines average realized price per gold ounce sold ($/ounce)	1,083	1,196	1,137	1,266	1,370

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014	2013
Cerro San Pedro AVERAGE REALIZED PRICE
Revenues from gold sales	27.7	23.1	122.6	84.9	139.1
Gold ounces sold	25,368	19,404	106,417	67,463	99,188
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,094	1,191	1,152	1,258	1,403

ENTERPRISE RISK MANAGEMENT

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of the key risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form, filed on SEDAR at www.sedar.com.

Financial Risk Management

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the years ended December 31, 2015 and 2014.

		As at December 31, 2015		As at December 31, 2014
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		335.5		370.5
Trade and other receivables	Loans and receivables at amortized cost		105.5		35.2
Provisionally priced contracts	Financial instruments at FVTPL	2	(1.7)	2	(8.4)
Gold and copper swap contracts	Financial instruments at FVTPL	2	5.2	2	8.0
Investments	Financial instruments at FVTPL	1	0.3	1	0.4
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		139.8		95.3
Long-term debt	Financial liabilities at amortized cost		787.6		874.3
Warrants	Financial Instruments at FVTPL	1	1.5	1	16.9
Diesel swap contracts	Financial liability at fair value through OCI	2	3.6	2	-
Gold stream obligation	Financial instruments at FVTPL	3	147.6		-
Performance share units	Financial instruments at FVTPL	1	0.8		-
Restricted share units	Financial instruments at FVTPL	1	0.8	1	1.5

1.	Trade and other payables exclude the short term portion of reclamation and closure cost obligations.

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

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Credit Risk

Credit risk is the risk of an unexpected loss arising if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2015 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31, 2015 and December 31, 2014 is as follows:

	As at December 31	As at December 31
(in millions of U.S. dollars, except where noted)	2015	2014
CREDIT RISK EXPOSURE
Cash and cash equivalents	335.5	370.5
Trade and other receivables	109.0	34.8
Total financial instrument exposure to credit risk	444.5	405.3

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S. The Company employs a restrictive investment policy, which is described in Note 21 to our audited consolidated financial statements for the years ended December 31, 2015 and 2014.

The aging of trade and other receivables at December 31, 2015 and December 31, 2014 is as follows:

As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2015 Total	2014 Total
Aging trade and other receivables
New Afton	4.1	-	3.1	2.8	-	10.0	3.8
Mesquite	0.2	-	-	-	-	0.2	1.1
Peak Mines	1.8	-	-	-	-	1.8	2.9
Cerro San Pedro	5.4	1.5	1.5	1.5	1.8	11.7	25.0
Rainy River(1)	83.9	-	-	-	0.4	84.3	1.7
Blackwater	0.2	-	-	-	-	0.2	0.2
Corporate	0.8	-	-	-	-	0.8	0.1
Total trade and other receivables	96.4	1.5	4.6	4.3	2.2	109.0	34.8
1.	Included in the 0-30 days aging of trade and other receivables is the $75.0 million instalment receivable in connection with the gold stream agreement. This receivable is to be paid when 60% of the Rainy River project development capital has been spent (subject to the satisfaction of certain customary conditions precedent), which is expected in mid-2016.

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-

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take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 21 to our audited consolidated financial statements for the years ended December 31, 2015 and 2014.

The following are the contractual maturities of debt commitments and certain other obligations. The amounts presented represent the future undiscounted cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					As at December 31	As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 years	4-5 years	After 5 years	2015 Total	2014 Total
DEBT COMMITMENTS
Trade and other payables	135.8	4.8	0.5	-	141.1	97.0
Long-term debt(1)	-	-	300.0	500.0	800.0	888.5
Interest payable on long-term debt	52.3	104.5	89.6	58.5	304.9	357.1
Provisionally priced contracts net of copper swap contracts	3.5	-	-	-	3.5	(0.4)
Gold stream obligation	-	23.5	38.7	173.5	235.7	-
Total debt commitments	191.6	132.8	428.8	732.0	1,485.2	1,342.2
2.	As a result of the sale of the Company’s 30% interest in the El Morro project in the fourth quarter of 2015, the Company’s previously outstanding carried funding loan of $93.5 million has been cancelled.

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

Currency Risk

The Company operates in Canada, the United States, Australia and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company designated

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$250.0 million for capital expenditures at Rainy River and elected to apply hedge accounting for the amount at an average exchange rate C$1.27/US$.

Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations, and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

Year ended December 31, 2015
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	3.2	2.0	1.0
Trade and other receivables	10.6	0.7	2.1
Income tax receivable/(payable)	(0.6)	0.1	5.8
Deferred tax asset	124.5	11.9	(0.8)
Trade and other payables	(81.9)	(12.9)	(21.2)
Deferred tax liability	(297.4)	(40.3)	1.6
Reclamation and closure cost obligations	(23.6)	(14.0)	(16.8)
Warrants	(1.5)	-	-
Employee benefits	-	(7.9)	-
Restricted share units	(1.4)	-	-
Total exposure to currency risk	(268.1)	(60.4)	(28.3)

Year ended December 31, 2014
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	15.3	1.4	0.7
Trade and other receivables	2.7	2.9	25.0
Income tax receivable/(payable)	(0.5)	(3.7)	18.7
Deferred tax asset	124.1	8.2	8.6
Trade and other payables	(38.4)	(15.0)	(27.0)
Deferred tax liability	(219.8)	(46.5)	(10.8)
Reclamation and closure cost obligations	(18.1)	(15.9)	(19.1)
Warrants	(16.9)	-	-
Employee benefits	-	(7.9)	-
Restricted share units	(1.7)	-	-
Total exposure to currency risk	(153.3)	(76.5)	(3.9)

Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

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Year ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2015	2014
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	26.8	15.3
Australian dollar	6.0	7.7
Mexican peso	2.8	0.4

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable; however, the Credit Facility was undrawn as at December 31, 2015.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $4.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Metal and Input Price Risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold;
•	investment activity, including speculation, in gold as a commodity; and
•	world wide production.

For the year ended December 31, 2015, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,049 to $1,296 per ounce, and by copper prices in the range of $2.05 to $2.92 per pound. Low metal prices could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at December 31, 2015, working capital includes unpriced gold and copper concentrate receivables totaling 5,314 ounces of gold and 1.3 million pounds of copper relating to the Peak Mines and New Afton not offset by copper swap contracts. The Company’s exposure to changes in gold prices has been significantly reduced during the year ended December 31, 2015 as the Company has entered into gold swap contracts to reduce exposure to changes in gold prices. A $100 change in the gold price per ounce would have an impact of $0.5 million on the Company’s working capital. A $0.10 change in the copper price per pound would have an impact of $0.1 million on the Company’s working capital position.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation

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and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may also be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit vesting prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Year ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2015 Net Earnings	2015 Other Comprehensive Income	2014 Net Earnings	2014 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	49.3	-	47.8	-
Copper price	22.5	-	30.7	-
Silver price	2.3	-	2.0	-
Fuel price	4.5	0.9	7.0	-
Warrants	0.2	-	1.7	-
Restricted share units	0.2	-	0.3	-

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

Other Risks

Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. The Company prepares estimates of future production for its operating mines. The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness

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and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, Australian dollar and Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and events that impact production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits or obtaining additional permits.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or receiving additional required permits. New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with

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obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation.

It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. For example, there have been a number of challenges relating to the Company’s EIS for the Cerro San Pedro Mine. While a new EIS was granted for Cerro San Pedro Mine in August 2011, it is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. In January 2015 the Municipality of Cerro de San Pedro advised that the issue of MSX’s annual license would be subject to numerous conditions the Company considered inappropriate. On February 3, 2015 the State Contentious and Administrative Tribunal granted MSX an injunction against the Municipality ensuring the continued operation of the mine pending the Tribunal’s ruling on the inappropriate conditions. Prior to the Tribunal making its ruling, the Municipality and MSX reached a settlement which resulted in the removal of the inappropriate conditions and the granting of MSX’s annual operations licences in May 2015. While the issues regarding the 2015 annual operations license have been resolved it is possible that authorizations required in the future, including the annual operations license, may also be subject to inappropriate conditions.

There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on New Afton Mine

The Company’s operations at the New Afton Mine in British Columbia accounted for approximately 24% of the Company’s gold production and 86% of its copper production in 2015 and are expected to account for approximately 25% of the Company’s gold production and 92% of its copper production in 2016. Also, in 2015 the New Afton Mine accounted for approximately 61% of the Company’s operating margin. Any adverse condition affecting mining or milling conditions at the New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the New Afton Mine for a substantial portion of its cash flow provided by operating activities.

Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal loses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material, any of which could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined

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varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, interruptions in electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company has two projects currently in the development phase: the Rainy River Project, which is at the construction stage, and the Blackwater Project, which is in the permitting stage. In addition, the Company may engage in expansion activities at its operating mines from time to time. Expansion projects, including expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining permits required to commence construction, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Aboriginal groups, and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and

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other Aboriginal groups in connection with the Rainy River Project and the Blackwater Project. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the development of either of the Rainy River Project or the Blackwater Project will continue in accordance with current expectations or at all.

Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. It is not unusual in the mining industry for new mining operations to experience construction challenges or delays and unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The Rainy River Project is currently at the construction stage of its development. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company, and, if raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production on any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades

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of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of CGUs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples

Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including Aboriginal and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles,

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permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Australia, and Mexico in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Environmental Risk

The Company is subject to environmental regulation in Canada, the United States, Australia and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

New Gold may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of New Gold’s properties have also been used for mining and related operations for many years before the Company acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.

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Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Debt and Liquidity Risk

As of December 31, 2015, the Company had long-term debt comprising of two series of notes having an aggregate face value of $800 million. The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results from operations and financial condition.

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The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2020 Notes and 2022 Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2020 Notes and/or the 2022 Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.

Litigation and Dispute Resolution

From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the construction of the Rainy River Project, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition. See “Legal Proceedings and Regulatory Actions”.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties or the economics of is mineral properties may be impacted. An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Critical judgments in the application of accounting policies

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency

The functional currency for each of the Company’s Subsidiaries and Associates is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater project, Rainy River project, and New Afton C-zone project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (“LOM”) plans.

(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist

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of but are not limited to the prolonged significant decline in commodity prices, per ounce multiples, unfavourable changes to the legal environment in which the entity operates, significant adverse change to LOM plans and the factors which lead to the carrying amount of the Company’s net assets exceeding its market capitalization. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Indicators of impairment existed at the Peak Mines CGU (operating mine) and Rainy River CGU (development property). During the fourth quarter of 2015, the Company updated its reserves and resources statement and updated the LOM plan for its Peak Mines CGU, which has decreased the expected production profile going forward. At December 31, 2015, the carrying amount of the Company’s net assets exceeded its market capitalization. Management has determined that the Company’s ongoing construction of the Rainy River development project is a significant factor in the decrease in the Company’s market capitalization. The Company has identified the decreased production profile of Peak Mines, along with the decrease in the Company’s market capitalization as a result of the ongoing construction of Rainy River as indicators of impairment and performed an impairment assessment to determine the recoverable amount of these CGUs. The results of the assessment, including the significant estimates and assumptions used, are set out in Note 11.

(v) Determination of CGU

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

(vi) Determination of purchase price allocation

Business combinations require the Company to determine the identifiable asset and liability in fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of mineral reserves and resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

(vii) Classification of Gold Stream Instruments

During 2015, the Company has entered into gold stream agreements with counterparties for the purchase and delivery of gold and silver. Management has assessed these gold stream agreements under the scope of IFRS 9, Financial Instruments as to whether or not the agreements constitute a financial instrument. Management has determined that gold stream instruments which are settled net in cash fall under the scope of IFRS 9 and are to be classified as a financial instrument at FVTPL. Gold stream instruments which do not fall under the scope of IFRS 9 are recognized in accordance with the applicable IFRS.

Key sources of estimation uncertainty in the application of accounting policies

(i) Revenue recognition

Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

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(ii) Inventory valuation

Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver contained on leach pads can vary significantly from the estimates.

(iii) Mineral Reserves

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

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Future Changes in Accounting Policies

Revenue

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements

Annual improvements and narrow scope amendments

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after January 1, 2016. The IASB also issued a number of narrow scope amendments to the certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016.These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2015. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting, is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2015 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at December 31, 2015.

The Company’s internal controls over financial reporting as at December 31, 2015 have been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2015. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2015, expressed an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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MINERAL RESERVEs AND MINERAL RESOURCES

Mineral Reserves

Mineral Reserve estimates as at December 31, 2015 are presented in the following table.

MINERAL RESERVE ESTIMATES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	36,510	0.55	2.4	0.85	646	2,765	681
C Zone
Proven	-	-	-	-	-	-	-
Probable	25,040	0.72	1.8	0.78	583	1,447	430
Total New Afton P&P	61,550	0.62	2.1	0.82	1,228	4,212	1,112
MESQUITE
Proven	8,473	0.51	-	-	139	-	-
Probable	75,807	0.56	-	-	1,353	-	-
Total Mesquite P&P	84,280	0.55	-	-	1,492	-	-
PEAK MINES
Proven	1,520	3.31	7.2	1.30	162	349	44
Probable	1,360	2.42	6.7	1.29	105	291	38
Total Peak Mines P&P	2,870	2.89	6.9	1.29	267	640	82
CERRO SAN PEDRO
Proven	289	0.35	9.7	-	3	90	-
Probable	748	0.41	13.7	-	10	329	-
Total CSP P&P	1,038	0.40	12.6	-	13	419	-
RAINY RIVER
Direct processing material
Open Pit
Proven	17,001	1.40	2.0	-	763	1,075	-
Probable	52,950	1.18	2.8	-	2,003	4,690	-
Open Pit P&P (direct processing)	69,952	1.23	2.6	-	2,766	5,765	-
Underground
Proven	-	-	-	-	-	-	-
Probable	4,499	5.00	11.8	-	723	1,709	-
Underground P&P (direct processing)	4,499	5.00	11.8	-	723	1,709	-
Stockpile material
Open Pit
Proven	5,496	0.37	1.5	-	65	259	-
Probable	23,302	0.35	2.3	-	261	1,701	-
Open Pit P&P (stockpile)	28,798	0.35	2.1	-	325	1,959	-
Total P&P
Proven	22,498	1.14	1.8	-	828	1,333	-
Probable	80,752	1.15	3.1	-	2,987	8,100	-
Total Rainy River P&P	103,250	1.15	2.8	-	3,814	9,433	-
BLACKWATER
Direct processing material
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,200	0.79	4.7	-	7,520	44,400	-
Stockpile material
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (stockpile)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-

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MINERAL RESERVE ESTIMATES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Total P&P					14,985	75,504	1,193

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Mineral Resources

Mineral Resource estimates as at December 31, 2015, exclusive of Mineral Reserves, are presented in the following tables:

MEASURED & INDICATED MINERAL (EXCLUSIVE OF RESERVES MINERAL RESOURCE ESTIMATES)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B Zones
Measured	16,940	0.69	2.1	0.87	377	1,134	325
Indicated	10,512	0.46	2.2	0.68	156	749	157
A&B Zone M&I	27,451	0.60	2.1	0.80	534	1,878	482
C-Zone
Measured	2,230	1.05	2.2	1.21	75	161	59
Indicated	15,462	0.79	2.2	0.96	392	1,075	326
C-Zone M&I	17,693	0.82	2.2	0.99	467	1,226	386
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	10,560	0.51	2.1	0.44	174	703	102
HW Lens M&I	10,560	0.51	2.1	0.44	174	703	102
Total New Afton M&I	55,704	0.66	2.1	0.79	1,175	3,809	971
MESQUITE
Measured	4,595	0.40	-	-	60	-	-
Indicated	50,524	0.47	-	-	771	-	-
Total Mesquite M&I	55,119	0.47	-	-	831	-	-
PEAK MINES
Measured	2,000	3.56	5.9	0.94	220	370	41
Indicated	2,100	3.20	8.9	1.14	220	610	53
Total Peak Mines M&I	4,100	3.37	7.5	1.04	440	980	94
CERRO SAN PEDRO
Measured	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-
Total CSP M&I	-	-	-	-	-	-	-
RAINY RIVER
Direct processing material
Open Pit
Measured	3,294	1.19	1.8	-	127	185	-
Indicated	37,530	1.15	3.5	-	1,391	4,189	-
Open Pit M&I (direct processing)	40,824	1.15	3.3	-	1,518	4,374	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	4,834	3.74	12.6	-	581	1,952	-
Underground M&I (direct processing)	4,834	3.74	12.6	-	581	1,952	-
Stockpile material
Open Pit
Measured	1,244	0.35	1.3	-	14	51	-
Indicated	36,360	0.43	2.5	-	500	2,942	-
Open Pit M&I (stockpile)	37,604	0.43	2.5	-	514	2,993	-
Total M&I
Measured	4,538	0.97	1.6	-	141	236	-

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MEASURED & INDICATED MINERAL (EXCLUSIVE OF RESERVES MINERAL RESOURCE ESTIMATES)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Indicated	78,724	0.98	3.6	-	2,472	9,083	-
Total Rainy River M&I	83,262	0.98	3.5	-	2,613	9,319	-
BLACKWATER
Direct processing material
Measured	289	1.39	6.6	-	13	61	-
Indicated	41,128	0.86	4.5	-	1,135	5,950	-
M&I (direct processing)	41,417	0.86	4.5	-	1,147	6,012	-
Stockpile material
Measured	-	-	-	-	-	-	-
Indicated	14,070	0.32	4.0	-	144	1,809	-
M&I (stockpile)	14,070	0.32	4.0	-	144	1,809	-
Total Blackwater M&I	55,487	0.72	4.4	-	1,292	7,821	-
CAPOOSE
Indicated	17,671	0.54	22.1	-	308	12,562	-
Total M&I Exclusive of Reserves					6,659	34,491	1,065

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Inferred Mineral Resources

INFERRED MINERAL RESOURCE ESTIMATES

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
NEW AFTON
A&B-Zone	6,875	0.35	1.3	0.36	77	296	55
C-Zone	6,856	0.48	1.5	0.54	106	328	87
HW Lens	969	0.69	1.5	0.46	21	45	10
New Afton Inferred	14,702	0.43	1.4	0.45	205	672	145
MESQUITE	4,858	0.37	-	-	59	-	-
PEAK MINES	2,000	3.14	10.9	1.13	200	690	49
CERRO SAN PEDRO	108	0.63	11.6	-	2	40	-
RAINY RIVER
Direct processing
Open Pit	10,699	0.84	1.8	-	289	621	-
Underground	2,591	4.21	7.8	-	351	646	-
Total Direct Processing	13,290	1.50	3.0	-	640	1,267	-
Stockpile
Open Pit	9,876	0.36	1.1	-	113	339	-
Rainy River Inferred	23,166	1.01	2.2	-	753	1,606	-
BLACKWATER
Direct processing	10,378	0.80	3.7	-	266	1,235	-
Stockpile	2,493	0.33	3.1	-	27	248	-
Blackwater Inferred	12,871	0.71	3.6	-	293	1,483	-
CAPOOSE	23,591	0.44	26.3	-	334	19,948	-
Total Inferred					1,846	24,440	194

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

El Morro Mineral Reserves and Resources

The table below sets out the Mineral Reserve and Mineral Resource estimates, on a 100% basis, for the El Morro project, as well as New Gold’s 4% stream interest. The El Morro project, together with the Relincho project in Chile, is now held

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by a 50/50 joint venture between Goldcorp and Teck Resources Limited. The following information is based on information available to the Company as of February 17, 2016.

El Morro Property Mineral Reserves & Resources as at December 31, 2015 (Goldcorp 50% - Teck 50% Joint Venture)						New Gold Stream Interest
			Metal grade	Contained metal		4%
	Tonnes 000s	Gold g/t	Copper %	Gold Koz	Copper Mlbs	Gold Koz
Mineral Reserves
Proven	321,814	0.56	0.55	5,820	3,877	233
Probable	277,240	0.35	0.43	3,097	2,626	124
Total P&P	599,054	0.46	0.49	8,917	6,503	357

Mineral Resources
Measured	19,790	0.53	0.51	340	223	14
Indicated	72,563	0.38	0.39	880	630	35
Total M&I	92,353	0.41	0.42	1,220	853	49

Inferred
TOTAL INFERRED	678,066	0.30	0.35	6,453	5,190	258

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). Complete information on the verification procedures, quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A may be found in the Company’s most recent Annual Information Form, filed on SEDAR at www.sedar.com.

2.	New Gold’s Year-end 2015 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	CAD	AUD	MXN
Mineral Reserves	$1,200	$15.00	$2.75	1.25	1.35	17.00
Mineral Resources	$1,300	$17.00	$3.00	1.25	1.35	17.00

Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
New Afton	Main Zone – B1 Block:	C$ 21.00/t	All Resources: 0.40% CuEq
	Main Zone – B2 Block:	C$ 33.00/t
	B3 Block & C-Zone:	C$ 24.00/t
Mesquite	Oxide & Transitional:	0.21 g/t Au (0.006 oz/t Au)	0.12 g/t Au (0.0035 oz/t Au)
	Sulphide:	0.41 g/t Au (0.012 oz/t Au)	0.24 g/t Au (0.007 oz/t Au)

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Mineral Property		Mineral Reserves LOWER cut-off	Mineral Resources LOWER Cut-off
Peak Mines	All ore types:	A$ 110/t to A$ 156/t	A$ 113/t to A$ 150/t
Cerro San Pedro	All ore types:	US$ 6.00/t	NA
Rainy River	O/P direct processing:	0.30 – 0.60 g/t AuEq	0.30 – 0.45 g/t AuEq
	O/P stockpile:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	3.50 g/t AuEg	2.50 g/t AuEq
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40% AuEq
	O/P stockpile:	0.32 g/t AuEq

3.	Year-End 2015 El Morro Mineral Reserves and Mineral Resources have been estimated using $1,200/oz gold, US$2.75/lb copper, and 550 Chilean Pesos to one United States dollar, and a lower cut-off of 0.20% CuEq.

4.	New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

5.	Mineral Resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a Mineral Resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate envisioned mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators ‘direct processing’ and ‘stockpile’ have been applied to differentiate between material envisioned to be mined and processed directly and material to be mined and stored in a stockpile for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com.

6.	Rainy River Project: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River project are reported according to the following additional criteria: Underground Mineral Reserves are reported peripheral to and/or below the open pit Mineral Reserve pit shell, which has been designed and optimized based on an $800/oz gold price. Underground Mineral Resources are reported below a larger Mineral Resource pit shell, which has been defined based on a $1300/oz gold price. Approximately forty-four percent (44%) of the gold metal content defined as underground Mineral Reserves is derived from material located between the Mineral Reserve pit shell and the Mineral Resource pit shell; the remaining fifty-six percent (56%) of Mineral Reserves is derived from material located below the Mineral Resource pit shell. Open pit Mineral Resources exclude material reported as underground Mineral Reserves.

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7.	All Mineral Resource and Mineral Reserve estimates for New Gold’s properties and projects and the El Morro project are effective December 31, 2015. New Gold’s Mineral Reserve and Mineral Resource estimates have been reviewed and approved by Mr. Mark A. Petersen, a Qualified Person as defined under NI 43-101.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the headings “Outlook for 2016” and “Mineral Reserves and Resources Update” and include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of the Rainy River project and New Afton C-zone; planned activities for 2016 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; plans to advance the C-zone project, including permitting activities, exploration and stabilization of the estimated area of subsidence; expected permitting and development activities for the Blackwater project; targeting timing for development, first production and other activities related to Rainy River; and statements with respect to the payment of the remaining $75 million from Royal Gold.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River project, the New Afton C-zone and the Blackwater project being realized; (10) (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2016 guidance; ; and (12) conditions to the payment of the remaining $75 million from Royal Gold being satisfied mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River, New Afton C-zone and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated

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with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark A. Petersen, Vice President, Exploration, New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “Qualified Person” under NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s February 17, 2016 news release entitled “New Gold Announces 2015 Financial Results with Record Gold Production Leading to Strong Cash Flow”, New Gold’s Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties.

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